P.E. 12-31-05 AR/S

ARBINET-THEXCHANGE INC

ANNUALREPORT2005

arbinet

Simplifying

the Exchange of Digital Communications in a Converging World

Arbinet

- Highly scalable trading platform processes about one billion minutes per month
- 575+ voice and data customers
- Global footprint in New York, London, Los Angeles, Frankfurt, Miami and Hong Kong
- Expertise in managing traffic across traditional and VoIP networks
- 33 patents
- Strong balance sheet; $63M in cash; debt free

Arbinet provides solutions to simplify the exchange of digital communications in a converging world.

Fixed

[illegible]0 of the world's top [illegible]0 international carriers use Arbinet

Arbinet Members are based in 64 countries worldwide

Mobile

Arbinet Members own 70+ mobile networks

Mobile minutes were 36% of Arbinet trading volume in 2005

VoIP

VoIP minutes were 24% of Arbinet trading volume in 2005

Arbinet converts about 250M minutes of traffic between circuit switched and VoIP networks monthly

Broadband

Arbinet Members own 75+ broadband networks

Dear Fellow Shareholders:

Over the last five years, Arbinet has successfully built a powerful, scalable trading platform – the foundation of our world leading electronic market for trading, routing, and settling communications capacity. We have also established a strong business that reflects our relationships with the world's leading communications service providers, including the world's top 10 telecommunications carriers. With Arbinet's platform, the new products and services under development and our strong leadership team, we believe we are well-positioned for long-term profitable growth.

2005 Results

In 2005, our Members bought and sold 11.9 billion minutes on Arbinet's exchange, up 13% from 10.5 billion minutes in 2004. Full-year fee revenues were $48.8 million, an increase of 9% compared to full-year 2004. We also generated $10 million of cash and over $6 million in net income in 2005, representing one of our most profitable years to date and providing us with a strong balance sheet.

In addition to this financial performance, we ended 2005 with a strong asset base, which includes:

- *A scalable, proven and efficient platform* capable of instantly and accurately routing millions of transactions
- *575+ voice and data Members*, including the world's top ten international carriers
- *A global footprint* with Exchange Delivery Points in New York City, London, Los Angeles, Frankfurt, Miami and Hong Kong
- *A growing portfolio* of intellectual property, including 33 patents
- *Industry-leading expertise* in managing traffic across traditional and Voice over Internet Protocol ("VoIP") networks

Notwithstanding these accomplishments, 2005 was a difficult year for our Company and the industry we serve. In their drive to find lower prices and improve margins in the face of continued price erosion in the industry overall, many of our Members moved some of their traffic in and out of our exchange in search of lower prices. While we believe this led to the increased volatility in the markets traded on our exchange, it also opened a window of opportunity as our Members found that the higher costs associated with moving the traffic in and out of our exchange was largely offset by the margin gains they realized from better pricing. Accordingly, and based on Member feedback, we believe there is a real demand for value-added services that can help our customers achieve their objectives of lowering their costs.

To meet these Member needs and mitigate the volatility inherent in our core business, we are developing several new products and services, as described below, that build on our centralized platform and strong asset base.

To meet these Member needs and mitigate the volatility inherent in our core business, we are developing several new products and services that build on our centralized platform and strong asset base.

Growth Initiatives

We have identified three initiatives that we believe will enable us to improve our growth by 2007, despite the continued industry pricing and margin pressure we expect during the coming year. These initiatives leverage our technology, relationships and intellectual property to:

- *Create new products and services* that enable communications service providers to move more traffic across what we believe is the industry's low cost platform.
- *Introduce a VoIP peering solution*, in concert with well-positioned partners, that helps the industry address the increased complexity of routing calls across traditional and VoIP networks.
- *Develop new markets* and apply our automated, centralized solution to other digital goods.

New Products and Services:

In 2006, we are developing services aimed at helping service providers address the pressures in their businesses. First, we are launching a service called PrivateExchange℠ to enable our members to utilize our platform to manage direct one-to-one commercial relationships. We have learned that some of our members wish to maintain direct commercial relationships with certain carriers but many no longer want to manage the complexities of interconnection, billing and settlement with these carriers. By using Arbinet's PrivateExchange service, our Members can maintain these proprietary commercial relationships while gaining the efficiencies of our centralized, efficient platform. Second, we are developing a solution, AssuredRouting℠, that enables a carrier to receive an assured level of routing not available in our spot market. We believe these new products and services will help our existing Members address the industry's pressures by reducing their costs as they move more traffic to our low cost platform. These new services are also designed to support emerging segments such as Cable and Internet Portals.

VoIP Peering:

The migration of the world's traffic to VoIP is accelerating. Arbinet is a pioneer and leader in the development of VoIP, and has created substantial intellectual property in this space. In 2006 we will launch a VoIP Peering solution to enable communications service providers to more effectively manage their traffic across both traditional and VoIP networks. VoIP peering allows a call to be routed through an IP network between originating service provider and terminating service provider, bypassing traditional communications networks completely. It allows service providers to create new services for their customers, such as "press to talk", frequently at lower cost than traditional networks allow.

New Markets:

Our platform enables buying, selling and settlement not only of voice minutes, but other digital goods. We are identifying new vertical markets and digital goods that can leverage our platform based on the following characteristics:

Digital goods that can be electronically delivered
Fragmented marketplaces characterized by numerous buyers and sellers
Ability to leverage our intellectual property in verticals that require the trading, intelligent routing and settling of large volumes of transactions instantly
High market growth potential

Initially, we have identified potential opportunities in digital media, advertising, and certain mobile content markets. These markets are characterized by a fragmentation of buyers and sellers and are ideal for us to leverage our technology platform to create a streamlined, more efficient way to buy, sell, deliver and settle these digital goods.

We Are Excited About Arbinet's Future

We have the strategy, assets and know-how to execute on the opportunities before us. We also remain committed to expanding our core business and to pursuing additional opportunities that can best contribute to our growth. We believe these new offerings can help our customers become more competitive and support the exchange of other forms of digital communications and goods.

Arbinet continues to be a value added partner to our Members worldwide. We have strong assets that we can leverage for our customers and shareholders. We remain confident in Arbinet's future prospects and in our ability to execute on our growth opportunities. I would like to thank our Members, partners, employees and investors for their tremendous support.

Our platform enables buying, selling and settlement not only of voice minutes, but other digital goods.

The dedication of our employees and our ability to provide exceptional service to our exchange Members has put Arbinet in a strong position as we look forward to 2006 and beyond. We look forward to returning the Company to the growth you have come to expect from us.

J. Curt Hockemeier
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-51063

ARBINET-THEXCHANGE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**13-3930916** (I.R.S. Employer Identification No.)
120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey (Address of Principal Executive Offices)	**08901** (Zip Code)

Registrant's telephone number, including area code: (732) 509-9100

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share

(Title of Class)

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) ☐ Yes ☒ No

The aggregate market value of the common stock held by non-affiliates computed by reference to the last reprinted sale price on March 1, 2006 was $146,064,947. As of March 1, 2006, there were outstanding 25,381,661 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Arbinet-thexchange, Inc. definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year are incorporated by reference into Part III of this Form 10-K and certain documents are incorporated by reference into Part IV.

TABLE OF CONTENTS

PART I

Item 1. Business

Overview

We are the leading electronic market for trading, routing and settling communications capacity. Members of our exchange, consisting primarily of communications services providers, anonymously buy and sell voice calls and Internet capacity through our centralized, efficient and liquid marketplace. Communications services providers that do not use our exchange generally individually negotiate and buy access to the networks of other communications services providers to send voice calls and Internet capacity outside of their networks. We believe that we provide a cost-effective and efficient alternative to these direct connections. With a single interconnection to our exchange, members have access to all other members' networks. Members place orders through our easy-to-use web-based interface. Sellers on the exchange post sell orders to offer voice calls and Internet capacity for specific destinations, or routes, at various prices. We independently assess the quality of these routes and include that information in the sell order. Buyers place buy orders based on route quality and price and are matched to sell orders by our fully automated trading platform and our proprietary software. When a buyer's order is matched to a seller's order, the voice calls or Internet capacity are then routed through our state-of-the-art facilities. We invoice and process payments for our members' transactions and manage the credit risk of buyers primarily through our credit management programs with third parties.

Through our exchange, members have access to communications capacity in every country in the world. As of December 31, 2005, we had 399 members who subscribed to our voice trading services, including the world's ten largest communications services providers. The following table illustrates the growth and changing mix of the minutes traded on our exchange for voice calls:

Year ended December 31,	Minutes (billion)	% Increase to prior year	Wireline/Wireless Mix		Traditional Networks/VoIP	
			Wireline	Wireless	Traditional	VoIP
2003	8.0	60%	63%	37%	89%	11%
2004	10.5	33%	62%	38%	83%	17%
2005	11.9	13%	64%	36%	76%	24%

Industry Background

The Global Communications Services Industry

The global communications services industry continues to evolve, providing significant opportunities and creating competitive pressures for the participants in the industry. The industry has been experiencing significant changes, including the proliferation of wireless and data products and services, increased voice and data volume, declining unit pricing and the emergence of new participants due to deregulation and low-cost technologies. The growth in competition and associated fragmentation along with declining unit pricing and an industry structure that is characterized by high fixed costs have resulted in increased pressure on communications services providers' profitability.

Voice Industry

According to Ovum, a leading research organization for telecommunications, software and information technology services companies, total global telecommunications voice services revenues were estimated to be $950.0 billion in 2005, and are expected to grow to $1,083.0 billion by 2009. According to the International Telecommunications Union, international voice calls aggregated an estimated 289.0 billion buy and sell minutes in 2004.

The voice industry is characterized by changes driven by deregulation in telecommunications markets around the world, an increase in and shift of minutes to wireless and the acceptance of VoIP as an alternative to wireline phone service.

- *Deregulation.* According to TeleGeography, a leading industry source for current and historical telephone traffic statistics, in 1995 only 15 countries, accounting for less than half of the world's international voice traffic, had opened their long-distance markets to competition. By 2003, more than 56 countries, accounting for 90% of the world's international voice traffic, had liberalized their long-distance markets with new communications services providers gaining 36% of the world's minutes. We believe that new communications services providers will continue to gain market share further fragmenting the industry. According to TeleGeography, the communications services market included over 4,726 service providers in 2002, an increase of 60% compared with 2000.
- *Shift to Wireless.* Ovum estimates that through 2009, wireless voice revenues will increase by 47% compared to a 5% decline for wireline voice traffic. By 2009, wireless traffic will account for over 60% of global voice revenues. In many countries, the per minute cost of a wireless call is up to ten times higher than the per minute cost of a wireline call.
- *VoIP.* VoIP permits a user to send voice, fax and other information over the Internet, rather than through a regular telephone network system based on switches, commonly referred to as a public switched telephone network, or PSTN. VoIP has been used as a low-cost solution to provide call completion, or termination, to telecommunications services providers. The low cost of launching a telecommunications business with VoIP, coupled with deregulation in telecommunications markets, has driven fragmentation of communications services markets. VoIP is now being used as a way to provide local and long-distance phone service to consumers and enterprises. Cable companies and VoIP service providers are driving current consumer adoption of VoIP and are expected to capture a significant share of the overall voice market. According to TeleGeography, there were almost 22 billion VoIP minutes sold in 2003 compared to 1.6 billion VoIP minutes sold in 1999. Ovum estimates that VoIP revenues will grow over 600% from 2005 through 2009.

Data Industry

The Internet is a global collection of tens of thousands of interconnected computer networks. A network generally must connect with other networks in order to send and receive data. In addition, online businesses and Internet service providers that rely on high-quality Internet service currently must purchase Internet capacity from, and interconnect to, multiple Internet network owners and Internet capacity resellers. As with the voice industry, the data industry is characterized by management of multiple direct interconnections, which results in high operating and infrastructure costs.

According to IDC, a leading research organization and advisory firm in the information technology and telecommunications industries, the worldwide revenues for Internet access for businesses was $35.3 billion in 2003 growing to $54.9 billion by 2008, a 9.2% compound annual growth rate.

Traditional Communications Services Industry Business Practices

Communications services providers must access other networks to send and receive voice and data traffic. As the industry continues to fragment, establishing, managing and maintaining many direct interconnections has become cumbersome and expensive.

We believe both voice and data communications services providers typically buy and sell capacity based on a labor-intensive, costly, time-consuming and highly negotiated contractual process which leads to higher installation, network management, selling, legal, billing and collection costs. A typical transaction in which one communications services provider buys and settles network capacity from another provider includes the following steps:

STEP 1: A buyer identifies a seller with available communications capacity at an acceptable quality and required price level. Similarly, a seller identifies a buyer seeking the quality level and price offered by the seller;

STEP 2: The seller evaluates the creditworthiness of the buyer;

STEP 3: The parties negotiate a contract for the purchase and sale of the communications capacity;

STEP 4: The buyer and seller establish interconnections with each other, typically requiring investment in equipment;

STEP 5: Once interconnection is achieved, the buyer tests the quality of the seller's network;

STEP 6: The parties establish administrative procedures for the invoicing and payment;

STEP 7: The buyer notifies the seller that traffic will be sent;

STEP 8: Traffic is sent from the buyer to the seller where it is metered and routed to its final destination;

STEP 9: The seller generates invoices and sends them to the buyer; and

STEP 10: If undisputed, the buyer reconciles the invoices and eventually pays the seller. If disputed, the parties must research and settle the discrepancy.

We believe this traditional process can take from three to six months from initial contact through the time of interconnection. In addition, the negotiated prices between the buyer and seller may become obsolete by the time the interconnection has been established or as market conditions change. Further, this direct process burdens the parties with numerous interconnections that must be managed and maintained.

As a result of these problems, we believe the global communications services industry has a fundamental need for a centralized, efficient platform for the trading, routing and settling of communications capacity in order to improve profitability and optimize network utilization.

Our Solution

We have created a global, automated, standardized, single center of commerce to trade, route and settle voice calls and Internet capacity. Our exchange-based trading system permits buyers and sellers to transact business in a broad, liquid, open and transparent market, rather than on a one-to-one basis, and incorporates the following attributes:

Trade

- *Global access.* Our exchange provides members with access to capacity to every country in the world.
- *Single interconnection.* We currently have exchange delivery points, or EDPs, in New York, Los Angeles, London, Frankfurt and Hong Kong. Our members connect their networks to our EDPs through a local network provider or over the Internet using VoIP. Through a single interconnection to one of our EDPs, our members can seamlessly trade with and route to all other members on our exchange. Typically, the interconnection does not require a member to purchase new equipment or incur material expenses or time.
- *Easy-to-use.* Our members place orders through our easy-to-use, web-based trading platform.
- *Customized ordering.* The buyers on our exchange can prioritize their orders specifying the highest quality within their given price range, or the lowest price at their requested level of quality.

- *Market intelligence.* We provide our members with daily reports that detail quality, price, volume and cost savings information by destination relating to their account and across our entire exchange.
- *Neutrality.* Our exchange is neutral, which means that we favor neither buyers nor sellers and we do not take a position in the market.
- *Anonymity.* Sales on our exchange are made on an anonymous basis thereby preserving the communications services provider's flexibility with respect to pricing, quality and volume.

Route

- *Patented automated order matching.* Using our proprietary software and patented processes, our trading platform automatically creates a routing table that prioritizes member orders based on the quality and price parameters entered into our web-based interface. This routing table is automatically downloaded into our switches.
- *Automated delivery process.* When the buyer sends traffic to our exchange, our proprietary software automatically routes the traffic to the prioritized matched seller.
- *Standardized quality control.* We independently measure the quality rating of each seller's route and regularly update that rating.

Settle

- *Centralized settlement.* We provide a single invoice for all transactions on our exchange by each seller and buyer in the relevant settlement period.
- *Credit risk management.* We manage the credit risk of the buyers on our exchange through our arrangements with GMAC and Silicon Valley Bank, the netting of our members' buying and selling activity, prepayment programs, cash deposits and letters of credit. Every four hours, our CreditWatch system calculates a member's net trading balance against its credit line and automatically alerts us and the affected member as the member approaches different percentages of its credit line. We can configure our CreditWatch system on a member-by-member basis. This enables us to monitor when a member approaches or reaches its credit limit and allows us to prevent a member from exceeding its pre-determined credit limit and prohibit that member from making additional purchases once the member reaches its credit limit.

The Benefits of our Solution to our Exchange Members

Our exchange provides many benefits to our members. By trading, routing and settling voice calls and Internet capacity through our exchange, members can access multiple buyers and sellers, increase network utilization, achieve better pricing and improve profitability and cash flow by reducing the number of interconnections, reducing selling, legal, billing and collection expenses and eliminating disputes and bad debt.

- *Benefits of a single interconnection.* By establishing a single interconnection to one of our five EDPs or connecting to our exchange over VoIP, and executing a standard membership agreement with us, communications services providers can gain immediate targeted access to and a link with several hundred buyers and sellers. This replaces the lengthy, costly and highly negotiated process of searching for and interconnecting to other communications services providers on a one-to-one basis and managing these interconnections on an ongoing basis. Furthermore by aggregating traffic through a single interconnection to our exchange, we believe that our members can improve their network utilization by increasing the traffic they buy and sell through their existing infrastructure.
- *Benefits of our trading platform and automatic routing.* We believe our buyers are able to lower their costs at their specified quality criteria for voice calls and Internet capacity because buyers have access to

quality and price data of numerous sellers. We eliminate the need for buyers to independently assess the quality of each seller's network by providing a centralized and up-to-date source of quality rating of sellers' routes, enabling buyers to make quality comparisons between sellers' routes.

- *Benefits of our settlement and credit risk management features.* Our settlement procedures are standardized and centralized. We handle all invoicing for voice calls and Internet capacity sold on our exchange. Members receive a single payment and invoice from us reflecting net buying or selling activity on our exchange. This settlement reduces members' administrative costs and improves their working capital. We eliminate bad debt exposure for sellers because we assume the credit risk of every transaction executed on our exchange. We pay our sellers regardless of whether we have collected payment from the buyers. We manage our credit risk through the netting of our members' buying and selling activity, third-party credit underwriting arrangements, prepayment programs, cash deposits and letters of credit. We believe our standard settlement terms accelerate the payment and improve cash flow for our sellers.

Our Strategy

Our mission is to provide a trading platform where virtually any digital good can be traded. The key elements of our strategy are:

Expand our voice business through the following initiatives:

- *Increase participation on our exchange from existing members.* We believe our members benefit from economies of scale as they send more voice calls through our exchange allowing them to further reduce their expenses and reallocate resources. By demonstrating the cost savings of our exchange to senior management of our members, we believe members will increase their participation on our exchange.

- *Increase membership on our exchange.* We intend to continue to add members to our exchange in order to increase liquidity and volume. We are focusing our sales and marketing efforts on incumbent national carriers, regional Bell operating companies and competitive communications services providers in deregulated markets in Western Europe, Asia and Latin America. Additionally, we are focusing our sales efforts on communications services providers that we believe are best positioned to add market share as minutes shift to wireless and VoIP, including wireless communications services providers, cable companies and VoIP service providers. As our membership increases, we expect the network effect of our exchange to attract even more buyers and sellers, which will further increase liquidity.

- *Develop, market and expand complementary services.* We plan to leverage our platform, intellectual property and long-term relationships to develop new products and services that enable our members to move more traffic to our low cost platform and to manage the increased complexities of routing traffic across traditional and VoIP networks.

- *Expand our global presence.* We plan to continue to expand our presence in the high-growth markets of Asia and Latin America.

- *Leverage our trading platform, intellectual property and operations support systems to offer a trading platform for other digital goods.* We believe that we can leverage our web-based trading systems, intellectual property portfolio and operations support systems to allow trading, routing and settlement of other digital goods and offer additional services. In July 2004, we launched an automated full service web-based trading platform for Internet capacity. Internet capacity can be bought or sold on our exchange in a manner similar to our voice offerings. Members are able to enter orders with quality and price specifications. We deliver the capacity over our proprietary platform and handle all billing and settlement functions. We may also develop new products and services that support the exchange of other forms of digital communications and goods.

Services

Overview of Products and Services

We offer the following voice, data, enhanced services and information products and services:

	Product/Service	Features
Voice	PrimeVoice	Spot marketplace where buy and sell orders are matched every four hours
	SelectVoice	Spot marketplace where buyers are matched with highest quality sellers
	OptimizedVoice	PrimeVoice or SelectVoice with guaranteed order matching
	DirectAxcess	A service which provides communications services providers a direct connection to fixed and mobile networks
Data	Mobile on thexchange	Managed solution for mobile interconnectivity
	PrimeIP	Internet transit automatically delivered via a seller's network
	SelectIP	Customized access to any specific network of a buyer's choice
	OptimizedIP	Highest performance Internet access that optimizes buyer's traffic among participating sellers using proprietary route optimization
Enhanced Services	RapidClear	Accelerated settlement service allows members to collect receivable payments within as few as two business days
	SwitchAxcess	Customers use our switches to switch traffic between their service provider partners under their own commercial terms
	SoftSwitchAxcess	Customers use our VoIP equipment to switch traffic between their service provider partners under their own commercial terms
	Caller Line Identification Screening	Call screening service that allows members to trade calls without Caller ID, at lower price points
Information	AxcessCode	Standard market reference tool for international calling code breakouts
	AxcessRate	Standard industry reference tool for voice pricing and quality

Voice on thexchange

Voice on thexchange is our voice trading marketplace where communications services providers trade, route and settle voice traffic. Our members can trade voice traffic in three unique ways:

PrimeVoice. PrimeVoice is our most dynamic service, rematching orders and updating a seller's quality profile every four hours. PrimeVoice allows our buyers and sellers to take full advantage of changes in quality and prices of voice traffic on our exchange every four hours.

SelectVoice. SelectVoice allows quality sensitive buyers to trade only with the highest quality sellers. By requiring that the seller's quality remain constant over a four-day period, SelectVoice offers stable supply to our buyers. Our Select +7 service allows buyers and sellers who use our SelectVoice service to trade at a seven-day fixed price.

OptimizedVoice. OptimizedVoice allows buyers who want to ensure every phone call routed to our exchange is successfully completed by electing to have any phone call that is not initially terminated through

PrimeVoice or SelectVoice to be routed to one of our highest quality sellers who have demonstrated a high call completion rate.

DirectAxcess. Many members require direct connection to the owner of the in-country network for the termination of segments of their voice traffic. DirectAxcess gives members a direct connection to fixed and mobile networks. Buyers purchase routes directly from the network operators. Sellers earn a premium for selling direct access to their network or bilateral connections. Bid and ask orders remain matched, ensuring long-term termination to quality routes.

Mobile on thexchange. Mobile on thexchange is a managed solution for the trading, routing and settlement requirements of the mobile industry. Mobile operators' voice calls are automatically routed to DirectAxcess sellers, ensuring the highest quality termination. Mobile operators are also able to increase revenues by selling direct access to their mobile subscribers over our exchange.

Data on thexchange

Data on thexchange is our marketplace where communications services providers trade, route and settle Internet capacity pursuant to our trading terms. Our members can trade Internet capacity measured in megabytes in three unique ways:

PrimeIP. Today, businesses purchase Internet capacity in a highly manual process involving requests for proposals. PrimeIP automates the buying and selling of Internet capacity, allowing our members to trade, route and settle standard Internet capacity through an automated system. Buyers simply place a bid on our exchange and can choose from responding seller offers. PrimeIP allows our members to purchase Internet capacity under four week, eight week and 12 week contracts.

SelectIP. Companies that sell Internet capacity do not deliver the same quality levels to every destination on the Internet. SelectIP allows members to trade, route and settle traffic directed to a specific destination on the Internet, or autonomous system number, or ASN. Buyers simply place ASN-specific bids on our exchange and choose from responding seller offers. SelectIP allows our members to purchase Internet capacity for specific ASNs under four week, eight week and 12 week contracts.

OptimizedIP. Businesses currently buy Internet capacity on a best efforts basis. By automatically measuring and selecting the best performing Internet routes from each seller, OptimizedIP supports our quality sensitive buyers that want to maximize the quality of their Internet traffic within their price requirements. Offered as an exchange-based route control and optimization service, buyers of OptimizedIP establish a price limit for their Internet capacity on our exchange and we optimize buyer's traffic by dynamically routing traffic across all of the sellers that meet the buyers' price criteria using our proprietary and patent pending route optimization technology.

Enhanced services

RapidClear. RapidClear is an accelerated settlement service we offer, where sellers, for a fee, can elect to be paid in advance of our standard settlement terms.

SwitchAxcess. Our SwitchAxcess service allows communications services providers, including non-members, to directly connect with each other through any of our five EDPs without connecting through our exchange. For example, a communications services provider connected to our London EDP will be able to connect, or partition, with any other provider connected to one of our five EDPs. We charge our customers either a per-minute or per-circuit fee for this service.

SoftSwitchAxcess. Our SoftSwitchAxcess service allows communications services providers, including non-members, to outsource switching and control routing. It also provides carriers with a secure platform to safeguard their commercial relationships and company information, and manage routes and rates simply with an advanced online interface. We charge customers either a per-minute fee or a per-circuit fee for this service.

Caller Line Identification Screening. Caller Line Identification, or CLI, commonly referred to as caller ID, makes it easier for wireless phone users to initiate follow-up outgoing wireless calls which in turn increases overall wireless usage. As a result, global wireless communications services providers are requesting that all calls sent to their wireless users include CLI. Not all communications services providers that sell wireless terminations, however, can guarantee that the CLI will be successfully sent with each initiated wireless call. Wireless phone calls that include CLI trade at a higher price than those without CLI. Our exchange can identify whether a wireless call contains CLI and will support the trading of both CLI and non-CLI calls.

Information Services

AxcessCode. AxcessCode is our extensive database of calling code information, providing over 10,000 country, city and mobile codes in approximately 1,000 markets worldwide. AxcessCode allows members to reduce costs associated with managing rapidly changing calling codes. AxcessCode is sold as a subscription service, and is emailed to subscribers twice per month.

AxcessRate. AxcessRate details the actual, average, high and low prices traded on our exchange for the previous day for the most active destinations traded on voice on thexchange, allowing buyers to avoid overpayment for termination fees and sellers to determine the actual market value of their quality-differentiated routes. AxcessRate is sold as a subscription service, and is emailed to subscribers daily.

Pricing

We charge our members a variety of fees based on their membership, usage and their subscriptions to our complementary services. Our members pay the following fees:

- *Capacity-based access fees.* Members of our exchange and our SwitchAxcess customers are assessed minimum access fees, payable monthly in advance, based on the size of their connections to our EDPs. These minimum access fees provide our members with a fixed amount of trading volume at no additional charge. When a member trades above the allotted trading volume associated with its minimum fee, the member then pays an incremental per minute or per megabyte fee on all traffic above the minimum usage. We offer volume-based discounts on both the minimum capacity fees and per minute and per megabyte fees.
- *Credit risk management fee.* We charge our sellers a fixed percentage of their gross sales volumes for centralized invoicing, shorter settlement period and outsourced credit risk management services.
- *Membership fee.* New members pay a membership fee to join our exchange.
- *Additional service fees.* In addition to the membership fee and access fees for using the standard solution package, a portion of our members pay fees for using additional value-added services. Currently, these fees include:
    - *Inter-EDP.* Buyers located within one of our EDPs pay an additional fee if they trade with a seller located in another EDP.
    - *SelectRouting.* Members pay an additional per minute or per megabyte fee for traffic traded through our SelectVoice and SelectIP services.
    - *OptimizedRouting.* Members pay an additional per minute or per megabyte fee for traffic traded through our OptimizedVoice and OptimizedIP services.
    - *DirectAxcess.* Members pay an additional per minute fee for traffic traded through our DirectAxcess service.

- *Mobile on thexchange.* Members pay an additional per minute fee for traffic traded through our Mobile on thexchange service.
- *RapidClear.* Members who elect to be paid prior to our standard settlement terms pay an additional service fee based on the amount they have sold on our exchange.
- *Information products.* Our AxcessCode and AxcessRate subscribers pay an annual subscription fee.

Sales and Marketing

We market and sell our products and services through our direct sales force. We seek to expand the utilization of our exchange by our current members through account managers who are dedicated to specific customer accounts. Our sales team has extensive sales experience with a broad range of communications and technology companies and is located throughout the United States, England, Germany, Peru, Spain and Hong Kong. Our sales process frequently involves a trial, where our members trade a small volume of traffic prior to trading larger volumes through our centralized exchange. Within our larger members, sales efforts are directed at multiple decision makers, frequently including senior corporate executives, chief information officers and vice presidents of procurement. We target our voice services sales efforts at the telecommunications industry, and, in particular, the market for international wireline, wireless and VoIP minutes.

Our marketing efforts are designed to drive awareness of our exchange and our service offerings. Our marketing activities include seminar programs, trade shows, web-site programs, public relations events and direct mailings. We are also engaged in an on-going effort to maintain relationships with key communications industry analysts.

Technology

Our technology consists of an easy-to-use, web-based interface through which our members place buy and sell orders and an automated, scalable, patented and integrated trading platform to match, route and settle our members' trades. The software platform we use to provide for the delivery of traded capacity is proprietary to us and we have patented the process that matches buy and sell orders on our exchange and effects the delivery of traded capacity. We integrate our state-of-the-art database, financial, and customer-care software, server hardware and communications switches and VoIP gateways acquired from leading manufacturers with our proprietary trading platform. Our technology consists of:

Customer interface

Our members access our exchange through an easy-to-use, web-based interface that allows them to place buy and sell orders that include quality and price parameters. Each member has its own dedicated, customizable trading platform that includes individualized traffic reports and online invoice access. Our member facing applications are run on state-of-the-art servers.

Automated trading and delivery platform

Our system automatically matches buy and sell orders on voice on the exchange every four hours. Our trading platform automatically creates a routing table that prioritizes member orders based on the quality and price parameters entered into our web-based interface. This routing table is automatically downloaded into our switches and VoIP gateways. When a buyer sends a voice call or Internet traffic to our exchange, our systems automatically determine which seller best meets the buyer's quality and price requirements and routes the traffic to the appropriate seller. If the seller cannot terminate the voice call or receive the Internet traffic, our systems automatically forward that traffic to the next seller that meets the buyer's quality and price requirements. If no seller is able to accept the buyer's traffic, our systems automatically return the traffic to the buyer.

Our systems automatically measure the seller's route quality based on traffic the seller has received through our exchange. When we match the buy and sell orders, our systems automatically update the seller's route quality rating. If the quality has declined below the buyer's requirements, the seller will be unmatched from that buyer. Our proprietary routing software automatically directs a buyer's traffic to the seller with the highest quality or lowest priced minutes within the parameters selected by the buyer for the designated route.

Our systems automatically generate reports that summarize the total activity on our exchange and the buy and sell activity for specific members. These reports are useful to our members in determining the parameters within which they buy and sell minutes or Internet capacity on our exchange.

State-of-the-art switches and VoIP gateways

Our members physically connect their networks to our state-of-the-art, packet-based and data switches and VoIP gateways. This physical interconnection enables us to route all traffic that is traded on our exchange.

Standardized and centralized billing system

We use our proprietary operating support system to manage our billing and settlement functions. Our switches generate traffic records that are automatically sent to our proprietary rating software that adds the economic parameters of each minute or megabyte of capacity to the traffic detail record. The traffic detail record is then automatically sent to our billing system that generates invoices that are posted on our website and notification is automatically emailed to our members.

Members

Our members consist primarily of communications services providers seeking to buy or sell communications capacity and include national, multinational and regional telecommunications carriers, wireless carriers, resellers and VoIP service providers. As of December 31, 2005, we had 399 members of voice on thexchange, compared to 360 members as of December 31, 2004, representing approximately an 11% increase. Our members include the world's ten largest international communications services providers. Our members traded approximately 10.5 billion minutes in 2004 and approximately 11.9 billion minutes in 2005, representing an increase of approximately 13%. No member in 2005 represented over 5% of our revenue and our top ten members represented, in the aggregate, approximately 20% of our revenue. As of December 31, 2005, we had 175 members of data on thexchange.

Competition

Our members trade, route and settle voice calls and Internet capacity based on route quality and price through our automated trading platform, proprietary software and state-of-the-art facilities. We believe that we currently do not have any direct competitors who offer communications services providers the ability to trade, route and settle capacity based on quality and price in a liquid marketplace similar to ours. Although historically a number of companies attempted to provide similar functionality to communications services providers, many of these companies have either ceased related operations, including Ratexchange Corporation, AIG Telecom, the GTX and Asia Capacity Exchange, or have become resellers of voice calls and/or Internet capacity, including Band-X Ltd., Tradingcom Europe, ITCC and European Telco Exchange AG. Although we believe that the network effect of our exchange and our intellectual property are significant barriers to entry into this business, new competitors may be able to create centralized trading solutions that replicate our business model.

Our voice and data businesses both compete with the legacy processes through which communications services providers buy, sell, route and settle their communications traffic. These processes include, but are not limited to, existing interconnection agreements and physical interconnections with other communications services providers and incumbent relationships. Many of these companies have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may have the ability to better attract and retain the same customers that we are targeting as members. Once communications services providers have established these business relationships, it could be extremely difficult to convince them to utilize our exchange or replace or limit their existing ways of conducting business. In addition, since our exchange provides full disclosure of prices offered by participating sellers on an anonymous basis, buyers may choose to purchase network capacity through our exchange instead of sending traffic to their existing suppliers at pre-determined, and often higher, contract prices. If suppliers of communications capacity fear or determine that the price disclosure and spot market limit order mechanisms provided by our exchange will "cannibalize" the greater profit-generating potential of their existing businesses, they may choose to withdraw from our exchange. If participants withdraw from our exchange in significant numbers, it could cause our exchange to fail and materially harm our business.

New technologies and the expansion of existing technologies may also increase competitive pressures on us. We cannot be certain that we will be able to compete successfully against current processes and future competitors, and competitive pressures faced by us could adversely affect our business.

Intellectual Property

Our success depends in part on our proprietary rights and technology. We rely on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights.

We have been issued 33 domestic and international patents, and have 27 further pending patent applications related, among others, to a process for clearing telecommunications trading transactions. These patents relate, among other things, to a process that collects requests to purchase and offers to sell blocks of telecommunications services from buyers and sellers of such services, matches the offers and requests and delivers the traded telecom services between matched sellers and buyers.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Moreover, any issued patent does not guarantee us the right to practice the patented technology or commercialize the patented product or service. Third parties may have blocking patents that could be used to prevent us from commercializing our patented products or services and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our exchange.

We rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology, in part, by confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our corporate partners, employees, consultants, advisors and others use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Arbinet® and Arbinet-thexchange® are registered trademarks of Arbinet-thexchange, Inc. Thexchange^{sm}, voice on thexchange^{sm}, OptimizedVoice^{sm}, SelectVoice^{sm}, PrimeVoice^{sm}, DirectAccess^{sm}, Mobile on thexchange^{sm}, data on thexchange^{sm}, OptimizedIP^{sm}, SelectIP^{sm}, PrimeIP^{sm}, SwitchAccess^{sm}, RapidClear^{sm},

SoftSwitchAccess[sm], AccessCode[sm], AxcessRate[sm], and CreditWatch[sm] are service marks of Arbinet-thexchange, Inc. Our logo, trademarks and service marks are the property of Arbinet.

Employees

As of December 31, 2005, we had 112 employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Our Executive Officers

The following table identifies our current executive officers:

Name	Age	Capacities in Which Served	In Current Position Since
J. Curt Hockemeier(1)	57	President and Chief Executive Officer and Director	April 2000
John J. Roberts(2)	39	Chief Financial Officer	April 2004
Peter P. Sach(3)	46	Chief Information Officer and Senior Vice President of Operations	April 2004
Chi K. Eng(4)	47	General Counsel and Secretary	October 2002

(1) J. Curt Hockemeier has been a director since April 2000 and our President and Chief Executive Officer since August 2000. From April 2000 to August 2000, he served as our President and Chief Operating Officer. Before joining us, from June 1999 to April 2000, Mr. Hockemeier served as Executive Vice President and Chief Operating Officer of Telephony Operations for AT&T Broadband Services. Prior to that, from January 1993 to June 1999, he served as a Senior Vice President for Teleport Communications Group, Inc., where he was responsible for affiliate services, construction of its newly developing markets and relationships with the cable industry. Mr. Hockemeier received a B.J. degree from the University of Missouri. He completed the Program for Management Development at Harvard Business School.

(2) John J. Roberts has been our Chief Financial Officer since April 2004. From March 2003 to April 2004, Mr. Roberts served in various private consulting roles. From April 2000 to February 2003, he served as Chief Financial Officer of Razorfish, Inc., a provider of services designed to enhance communications and commerce through the use of digital technologies. Prior to that, from July 1988 to April 2000, Mr. Roberts served in various positions at PricewaterhouseCoopers LLP, including the position of Audit Partner from July 1998 to April 2000. Mr. Roberts received a B.S. degree from Boston College.

(3) Peter P. Sach has been our Chief Information Officer and Senior Vice President of Operations since April 2004. From July 2001 to April 2004, he served as our Chief Administrative Officer and Treasurer. From March 2001 to July 2001, he served as Managing Director for Reo Consulting Group, LLC, a management consulting company. Prior to that, from March 2000 to March 2001, he served as Chief Operating Officer for OnTera Broadband, Inc., where he was responsible for day to day operations and geographic development. From June 1999 to March 2000, he served as Senior Vice President, Systems Development and Administration for AT&T Broadband Services, where he was responsible for all information technology operations, developments and business administration. From August 1998 to June 1999, Mr. Sach was the Vice President Strategic Sales for AT&T Business Services where he was responsible for the sale and delivery of integrated telecommunications solutions to Fortune 100 accounts. Prior to that, from August 1986 to August 1998, Mr. Sach held various positions at Teleport Communications Group. Mr. Sach received a B.S. degree from State University College of New York at Fredonia.

(4) Chi K. Eng has been our General Counsel since October 2002 and our Corporate Secretary since November 2001. From April 2000 to October 2002, he served as our Deputy Counsel for Intellectual Property and Patent Licensing. Prior to joining Arbinet, from April 1994 to April 2000, he was an associate at the law firm of Cohen, Pontani, Lieberman & Pavane. Prior to that, from February 1983 to August 1990 Mr. Eng

served as an engineer at AT&T Bell Labs developing communications systems. Mr. Eng received a B.S degree and an M.S degree from State University of New York at Buffalo and a J.D. degree from Fordham Law School.

None of our executive officers is related to any other executive officer or to any of our Directors. Our executive officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

Available Information

We make available the following public filings with the Securities and Exchange Commission (the "SEC") free of charge through our Web site at *www.arbinet.com* as soon as reasonably practicable after we electronically file such material with, or furnish such material to the SEC:

- our Annual Reports on Form 10-K and any amendments thereto;
- our Quarterly Reports on Form 10-Q and any amendments thereto; and
- our Current Reports on Form 8-K and any amendments thereto.

In addition, we make available our code of business conduct and ethics free of charge through our Web site. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC and the Nasdaq National Market by filing such amendment or waiver with the Securities and Exchange Commission and posting it on our Web site.

No information on our Internet Web site is incorporated by reference into this Form 10-K or any other public filing made by us with the SEC.

Item 1A. Risk Factors

If any of the following risks occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our Common Stock could decline.

We have a limited operating history as a company and as an exchange for communications services providers. If we are unable to overcome the difficulties frequently encountered by early stage companies, our business could be materially harmed.

We began our operations in November 1996. In October 1999, we discontinued some of our previous operations, which involved the sale and rental of telecommunication equipment and operating international routes, and modified our business strategy to focus exclusively on our Internet-based exchange for long-distance voice calls. In the second quarter of 2004, we introduced our exchange-based system for buying and selling Internet capacity.

We have experienced, and expect to continue to experience, risks and difficulties frequently encountered by companies in an early stage of commercial development in new and rapidly evolving markets. In order to overcome these risks and difficulties, we must, among other things:

- generate sufficient usage of our exchange by our members;
- maintain and attract a sufficient number of members to our exchange to sustain profitability;
- execute our business strategy successfully, including successful execution of our Internet capacity business;
- manage our expanding operations; and

- upgrade our technology, systems and network infrastructure to accommodate increased traffic and transaction volume and to implement new features and functions.

Our failure to overcome these risks and difficulties and the risks and difficulties frequently encountered by early stage companies could impair our ability to raise capital, expand our business or continue our operations.

We have incurred a cumulative loss since inception and if we do not maintain or generate significant revenues, we may not remain profitable.

We have incurred significant losses since our inception in November 1996. At December 31, 2005, our accumulated deficit was approximately $88.3 million. Although we achieved net income of $10.8 million for the year ended December 31, 2005, we expect to incur significant future expenses, particularly with respect to the development of new products and services, deployment of additional infrastructure and expansion in strategic global markets. To remain profitable, we must continue to increase the usage of our exchange by our members and attract new members in order to improve the liquidity of our exchange. We must also deliver superior service to our members, mitigate the credit risks of our business and develop and commercialize new products and services. We may not succeed in these activities and may never generate revenues that are significant or large enough to sustain profitability on a quarterly or annual basis. A large portion of our fee revenues is derived from fees that we charge our members on a per-minute and per-megabyte basis. Therefore, a general market decline in the price for voice calls and Internet capacity may adversely affect the fees we charge our members in order to keep or increase the volume of member business and could materially impact our future revenues and profits. Our failure to remain profitable would depress the market price of our common stock and could impair our ability to expand our business, diversify our product and service offerings or continue our operations.

Our members may not trade on our exchange or utilize our other services due to, among other things, the lack of a liquid market, which may materially harm our business. Volatility in trading volumes may have a significant adverse effect on our business, financial condition and operating results.

Traditionally, communications services providers buy and sell network capacity in a direct, one-to-one process. Our members may not trade on our exchange unless it provides them with an active and liquid market. Liquidity depends upon the number of buyers and sellers that actively trade on a particular communications route. Our ability to increase the number of buyers that actively trade on our exchange will depend on, among other things, the willingness and ability of prospective sellers to satisfy the quality criteria imposed by prospective buyers, and upon the increased participation of competing sellers from which a buyer can choose in order to obtain favorable pricing, achieve cost savings and consistently gain access to the required quality services. Our ability to increase the number of sellers that actively trade on our exchange will depend upon the extent to which there are sufficient numbers of buyers available to increase the likelihood that sellers will generate meaningful sales revenues. Alternatively, our members may not trade on our exchange if they are not able to realize significant cost savings. This may also result in a decline in trading volume and liquidity of our exchange. Trading volume is additionally impacted by the mix of hundreds of geographic markets traded on the exchange. Each market has distinct characteristics such as price and average call duration. Declines in the trading volume on our exchange would result in lower revenues to us and would adversely affect our profitability because of our predominantly fixed cost structure. Volatility in trading volumes may have a significant adverse effect on our business, financial condition and operating results.

Our members may not trade on our exchange, because such members may conclude that our exchange will replace their existing business at lower margins.

If our exchange continues to be an active, liquid market in which lower-priced alternatives are available to buyers, sellers may conclude that further development of our exchange will erode their profits and they may stop offering communications capacity on our exchange. Since our exchange provides full disclosure of prices offered by participating sellers on an anonymous basis, buyers may choose to purchase network capacity through our exchange instead of sending traffic to their existing suppliers at pre-determined, and often higher, contract prices. If suppliers of communications capacity fear or determine that the price disclosure and spot market limit order mechanisms provided by our exchange will "cannibalize" the greater profit-generating potential of their existing business, they may choose to withdraw from our exchange, which ultimately could cause our exchange to fail and materially harm our business.

Our member enrollment cycle can be long and uncertain and may not result in revenues.

Our member enrollment cycle can be long, and may take up to 12 months or even longer from our initial contact with a communications services provider until that provider signs our membership agreement. Because we offer a new method of purchasing and selling international long-distance voice calls and Internet capacity, we must invest a substantial amount of time and resources to educate services providers regarding the benefits of our exchange. Factors that contribute to the length and uncertainty of our member enrollment cycle and that may reduce the likelihood that a member will purchase or sell communications traffic through our exchange include:

- the strength of pre-existing one-to-one relationships that prospective members may already have with their communications services providers;
- existing incentive structures within our members' organizations that do not reward decision-makers for savings achieved through cost-cutting;
- the experience of the trial trading process by prospective members; and
- any aversion to new methods for buying and selling communications capacity.

If we fail to enroll new members, we may not increase our revenues which would adversely affect our business, financial condition and results of operations.

Until recently, our operations have been cash flow negative and we have depended on equity financings and credit facilities to meet our cash requirements, which may not be available to us in the future on favorable terms, if at all. We may require substantial additional funds to execute our business plan and, if additional capital is not available, we may need to limit, scale back or cease our operations.

Until the year ended December 31, 2002, we experienced negative operating cash flow and have depended upon equity financings, as well as borrowings under our credit facilities, to meet our cash requirements in each annual period since we began our operations in November 1996. We expect to meet our cash requirements for the next 12 months through a combination of cash flow from operations, cash, cash equivalents and short-term investments. If our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from our business, we may be required to borrow under our credit facilities or seek additional financing sooner than anticipated.

Our current credit facility with Silicon Valley Bank expires in May 2006. We expect to extend the expiration date on this facility. We may default under this facility or may not be able to renew this credit facility upon expiration or on acceptable terms. In addition, we may seek additional funding in the future and intend to do so through public or private equity and debt financings. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product or service candidates or products or services which we would otherwise pursue on our own. Additional funds may not be available to us on acceptable terms or at all. If we are unable to obtain funding on a timely basis, we may not be able to execute our business plan. As a result, our business, results of operations and financial condition could be adversely affected and we may be required to significantly curtail or cease our operations.

Our settlement procedures subject us to financial risk on all receivables not accepted by GMAC or Silicon Valley Bank under our credit arrangements or covered by our other methods of managing our credit risk. In addition, we may elect to forego potential revenues to avoid certain credit risks.

Under our settlement procedures, we pay a seller on our exchange the net sales price, or the total amount sold by a member less the amount purchased by that member in a given period, for its trading activity. We may not, however, collect the net sales price from the buyers on our exchange until after we have paid the sellers. We have established credit risk assessment and credit underwriting services with each of GMAC and Silicon Valley Bank, or SVB. We are subject to financial risk for any nonpayment by our buyers for receivables that GMAC and/or SVB do not accept. We seek to mitigate that risk by evaluating the creditworthiness of each buyer prior to its joining our exchange, as well as requiring either deposits, letters of credit or prepayments from our buyers. We also manage our credit risk by reducing the amount owed to us by our buying members by netting the buy amount and the sell amount for each member on our exchange. In 2005, approximately 94% of our trading revenues were covered by our third party credit agreements, netting, prepayments or other cash collateral, of which 48% were covered by our third party credit underwriters. However, our credit evaluations cannot fully determine whether buyers can or will pay us for capacity they purchase through our exchange. In the future, we may elect to increase the amount of credit we extend to our customers we deem creditworthy in order to reduce our credit underwriting costs. If buyers fail to pay us for any reason and we have not been able or have elected not to secure credit risk protection with respect to these buyers, our business could be adversely affected. In the event that the creditworthiness of our buyers deteriorates, our credit providers and we may elect not to extend credit and consequently we may forego potential revenues that could materially affect our results of operations.

We are exposed to the credit risk of our members not covered by our credit management programs with third parties which could result in material losses to us.

There have been adverse changes in the public and private equity and debt markets for communications services providers that have affected their ability to obtain financing or to fund capital expenditures. In some cases, the significant debt burden carried by certain communications services providers has adversely affected their ability to pay their outstanding balances with us and some of our members have filed for bankruptcy as a result of their debt burdens, making us an unsecured creditor of the bankrupt entity. Although these members may emerge from bankruptcy proceedings in the future, a bankruptcy proceeding can be a slow and cumbersome process and creditors often receive partial or no payment toward outstanding obligations. Furthermore, because we are an international business, we may be subject to the bankruptcy laws of other nations which may provide us limited or no relief. Even if these members should emerge from bankruptcy proceedings, the extent and timing of any future trading activity is uncertain.

In addition, because we generally pay the sellers on our exchange and then seek payment from the buyers on our exchange, a bankruptcy court may require us to return the funds received from a buyer if we, and not our sellers, are deemed to have received a preferential payment prior to bankruptcy. Although we have credit risk programs in place to monitor and mitigate the associated risks, including our arrangements with GMAC and SVB and our policy of netting a member's buy and sell transactions on our exchange, we do not always utilize these programs for certain members and, in such instances, these programs are not effective in eliminating or reducing these credit risks to us.

We have experienced losses due to the failure of some of our members to meet their obligations and then subsequently seeking protection of applicable bankruptcy laws. Although these losses have not been significant to date, future losses, if incurred, could be significant and could harm our business and have a material adverse effect on our operating results and financial condition.

If we are not able to retain our current senior management team or attract and retain qualified technical and business personnel, our business will suffer.

We are dependent on the members of our senior management team, in particular, J. Curt Hockemeier, our President and Chief Executive Officer, for our business success. Our employment agreements with Mr. Hockemeier and our other executive officers are terminable on short notice or no notice. We do not carry key man life insurance on the lives of any of our key personnel. The loss of any of our executive officers would result in a significant loss in the knowledge and experience that we, as an organization, possess and could significantly affect our current and future growth. In addition, our growth will require us to hire a significant number of qualified technical and administrative personnel. There is intense competition for human resources, including management, in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful operation and growth of our exchange. The loss of the services of key personnel or the inability to attract new employees when needed could severely harm our business.

The market for our services is competitive and if we are unable to compete effectively, our financial results will suffer.

We face competition for our voice trading services from communications services providers' legacy processes and new companies that may be able to create centralized trading solutions that replicate our voice trading platform or circumvent our intellectual property. These companies may be more effective in attracting voice traffic than our exchange.

We face competition for our data trading services from Internet service providers and Internet capacity resellers. In addition, software-based, Internet infrastructure companies focused on Internet protocol route control products may compete with us for business. Furthermore, Internet network service providers may make technological advancements, such as the introduction of improved routing protocols to enhance the quality of their services, which could negatively impact the demand for our data services.

Some of our current and potential competitors may have greater financial resources than we do and may have the ability to adopt aggressive pricing policies. In addition, many of these companies have longer operating histories and may have significantly greater technical, marketing and other resources than we do and may be able to better attract the same potential customers that we are targeting. Once customers have established business relationships, it could be extremely difficult to convince them to utilize our exchange or replace or limit their existing ways of conducting business.

We expect competition to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully. Our competitors may be able to develop services or processes that are superior to our services or processes or that achieve greater industry acceptance or that may be perceived by buyers and sellers as superior to ours.

Future governmental regulations may adversely affect our business.

The communications services industry is highly regulated in the United States and in foreign countries. Our business may become subject to various United States, United Kingdom and other foreign laws, regulations, agency actions and court decisions. The Federal Communications Commission, or FCC, has jurisdiction over interstate and international communications in the United States. The FCC currently does not regulate the services we offer. If, however, the FCC determined, on its own motion or in response to a third party's filing, that it should regulate our services and that certain of our services or arrangements require us to obtain regulatory authorizations, the FCC could order us to make payments into certain funds supported by regulatory entities, require us to comply with reporting and other ongoing regulatory requirements and/or fine us. We are currently not regulated at the state level, but could be subjected to regulation by individual states as to services that they deem to be within their jurisdiction.

In addition, like many businesses that use the Internet to conduct business, we operate in an environment of tremendous uncertainty as to potential government regulation. We believe that we are not currently subject to direct regulation of the services that we offer other than regulations generally applicable to all businesses. However, governmental agencies have not yet been able to adapt all existing regulations to the Internet environment. Laws and regulations may be introduced and court decisions reached that affect the Internet or other web-based services, covering issues such as member pricing, member privacy, freedom of expression, access charges, content and quality of products and services, advertising, intellectual property rights and information security. In addition, because we offer our services internationally, foreign jurisdictions may claim that we are subject to their regulations. Any future regulation may have a negative impact on our business by restricting our method of operation or imposing additional costs. Further, as a company that conducts a portion of our business over the Internet, it is unclear in which jurisdictions we are actually conducting business. Our failure to qualify to do business in a jurisdiction that requires us to do so could subject us to fines or penalties, and could result in our inability to enforce contracts in that jurisdiction.

Any of these government actions could have a material adverse effect on our business.

If there is an adverse outcome in the securities class action lawsuits that have been filed against us or some of our current or former directors and officers, our business may be materially harmed. Further, defending against these lawsuits may be expensive and could divert the attention of our management.

Four purported class action lawsuits claiming violations of securities laws were filed between August 11, 2005 and September 26, 2005 in the state and federal courts in New Jersey against us and certain of our officers, current and former directors and the underwriters for our initial public offering. These lawsuits allege violations of the registration and anti-fraud provisions of the federal securities laws due to alleged statements in and omissions from our initial public offering registration statement, as well as statements made by us following the initial public offering. The complaints seek, among other things, unspecified damages and costs associated with the litigation.

As with any litigation proceeding, we cannot predict with certainty the eventual outcome of these pending lawsuits. Furthermore, we will have to incur expenses in connection with these lawsuits, which may be substantial. In the event of an adverse outcome, our business could be materially harmed. Moreover, responding to and defending the pending litigation could result in a significant diversion of management's attention and resources and an increase in professional fees.

Expanding and maintaining international operations will subject us to additional risks and uncertainties.

We expect to continue the expansion of our international operations, which will subject us to additional risks and uncertainties. Although we have established exchange delivery points (EDPs) in New York City, Los Angeles, London, Frankfurt and Hong Kong, we intend to expand our presence in the markets of Asia and Latin America. Foreign operations are subject to a variety of additional risks that could have an adverse effect on our business, including:

- difficulties in collecting accounts receivable and longer collection periods;
- changing and conflicting regulatory requirements;
- potentially adverse tax consequences;
- tariffs and general export restrictions;
- difficulties in integrating, staffing and managing foreign operations;
- political instability;
- seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;
- the impact of local economic conditions and practices;
- potential non-enforceability of our intellectual property and proprietary rights in foreign countries; and
- fluctuations in currency exchange rates.

Our inability to manage these risks effectively could adversely affect our business, financial condition and operating results.

If we are unable to establish new EDPs, or do not adequately control expenses associated with the establishment of new EDPs, our results of operations could be adversely affected.

As part of our expansion strategy, we intend to establish new EDPs, particularly in new geographic markets. We will face various risks associated with identifying, obtaining and integrating attractive EDP sites, cost estimation errors or overruns, interconnection delays, material delays or shortages, our inability to obtain necessary permits on a timely basis, if at all, and other factors, many of which are beyond our control and all of which could delay the establishment of any new EDP. We may not be able to establish and operate new EDPs on a timely or profitable basis. Establishment of new EDPs will increase our operating expenses, including expenses associated with hiring, training, retaining and managing new employees, purchasing new equipment, implementing new systems and incurring additional depreciation expense. If we are unable to control our costs as we establish additional EDPs and expand in geographically dispersed locations, our results of operations could be adversely affected.

The future market for web-based trading of Internet capacity, and therefore the revenues of our data business, cannot be predicted with certainty.

We face the risk that the market for web-based trading of Internet capacity might develop more slowly or differently than we currently anticipate, if at all. In addition, if the Internet becomes subject to a form of central management, or if Internet network service providers establish an economic settlement arrangement regarding the exchange of traffic between Internet networks, the demand for web-based trading of Internet capacity could be adversely affected.

Even if the market for web-based trading of Internet capacity develops, our data service offerings may not achieve widespread acceptance. We may be unable to successfully and cost-effectively market and sell the services we offer to a sufficiently large number of members. In addition, a number of communications services providers and Internet service providers have been offering or expanding their network services, and the ability of these providers to bundle other services and products with their network services could place us at a competitive disadvantage. The failure of a significant market for web-based trading of Internet capacity to develop or the inability to increase membership in our data business could materially affect our revenues and, consequently, the results of our operations.

Acquisitions present many risks, and we may not realize the anticipated financial and strategic goals of any of our acquisitions.

We may in the future acquire complementary companies, products and technologies. Such acquisitions involve a number of risks, which may include the following:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;
- we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the customers and/or the key personnel of the acquired business;
- we may have difficulty incorporating and integrating acquired technologies into our business;
- we may face patent infringement risks associated with the sale of the acquired company's products;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;

- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;
- an acquisition may subject us to additional telecommunications regulations;
- an acquisition may result in litigation from terminated employees of the acquired business or third parties; and
- we may experience significant problems or liabilities associated with technology and legal contingencies of the acquired business.

These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management time from our business as well as significant out-of-pocket costs.

The consideration that we pay in connection with an acquisition could affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may materially and adversely affect our business and operations.

Risks Relating to Our Technology

System failures, human error and security breaches could cause us to lose members and expose us to liability.

The communications services providers that use our exchange depend on us to accurately track, rate, store and report the traffic and trades that are conducted over our exchange. Software defects, system failures, natural disasters, human error and other factors could lead to inaccurate or lost information or the inability to access our exchange. From time to time, we have experienced temporary service interruptions. These interruptions may occur in the future. Our systems could be vulnerable to computer viruses, physical and electronic break-ins and third party security breaches. In a few instances, we manually input trading data, such as bid and ask prices, at the request of our members, which could give rise to human error and miscommunication of trading information and may result in disputes with our members. Any loss of information or the delivery of inaccurate information due to human error, miscommunication or otherwise or a breach or failure of our security mechanisms that leads to unauthorized disclosure of sensitive information could lead to member dissatisfaction and possible claims against us for damages. Our failure to maintain the continuous availability of our exchange for trading, to consistently deliver accurate information to members of our exchange or to maintain the security of their confidential information could expose us to liability and materially harm our business.

Undetected defects in our technology could adversely affect our operations.

Our technology is complex and is susceptible to errors, defects or performance problems, commonly called "bugs." Although we regularly test our software and systems extensively, we cannot ensure that our testing will detect every potential error, defect or performance problem.

Any such error, defect or performance problem could have an adverse effect on our operations. Members and potential members of our exchange may be particularly sensitive to any defects, errors or performance problems in our systems because a failure of our systems to accurately monitor transactions could adversely affect their own operations.

If we do not adequately maintain our members' confidential information, we could be subject to legal liability and our reputation could be harmed.

Any breach of security relating to our members' confidential information could result in legal liability to us and a reduction in use of our exchange or cancellation of our services, either of which could materially harm our business. Our personnel often receive highly confidential information from buyers and sellers that is stored in our files and on our systems. Similarly, we receive sensitive pricing information that has historically been maintained as a matter of confidence within buyer and seller organizations.

We currently have practices, policies and procedures in place to ensure the confidentiality of our members' information. However, our practices, policies and procedures to protect against the risk of inadvertent disclosure or unintentional breaches of security might fail to adequately protect information that we are obligated to keep confidential. We may not be successful in adopting more effective systems for maintaining confidential information, so our exposure to the risk of disclosure of the confidential information of our members may grow as we expand our business and increase the amount of information that we possess. If we fail to adequately maintain our members' confidential information, some of our members could end their business relationships with us and we could be subject to legal liability.

We may not be able to keep pace with rapid technological changes in the communications services industry.

The communications services industry is subject to constant and rapid technological changes. We cannot predict the effect of technological changes on our business. In addition, widely accepted standards have not yet been developed for the technologies that we employ. New services and technologies may be superior to our services and technologies, or may render our services and technologies obsolete.

To be successful, we must adapt to and keep pace with rapidly changing technologies by continually improving, expanding and developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to respond to technological advances, meet the evolving needs of members and prospective members and conform to emerging industry standards on a cost-effective and timely basis, if implemented. We will need to spend significant amounts of capital to enhance and expand our services to keep pace with changing technologies. Failure to do so may materially harm our business.

Any failure of our physical infrastructure could lead to significant costs and disruptions that could reduce our revenue and harm our business reputation and financial results.

Our business depends on providing members with highly reliable service. We must protect our infrastructure and the equipment of our members located in our EDPs. Our EDPs and the services we provide are subject to failure resulting from numerous factors, including:

- human error;
- physical or electronic security breaches;
- fire, earthquake, flood and other natural disasters;
- water damage;
- power loss; and
- terrorism, sabotage and vandalism.

Problems at one or more of our EDPs, whether or not within our control, could result in service interruptions or significant equipment damage. Any loss of services, equipment damage or inability to terminate voice calls or supply Internet capacity could reduce the confidence of our members and could consequently impair our ability to obtain and retain members, which would adversely affect both our ability to generate revenues and our operating results.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general availability of electrical resources.

Our EDPs are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages caused by these shortages, such as those that occurred in California during 2001 and in the Northeast in 2003, and limitations, especially internationally, of adequate power resources. The overall power shortage in California has increased the cost of energy, which costs we may not be able to pass on to our members. We attempt to limit exposure to system downtime by housing our equipment in data centers, and using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our members and our business.

The inability to expand our systems may limit our growth.

We seek to generate a high volume of traffic and transactions on our exchange. The satisfactory performance, reliability and availability of our processing systems and network infrastructure are critical to our reputation and our ability to attract and retain members. Our revenues depend primarily on the number and the volume of member transactions that are successfully completed. We need to expand and upgrade our technology, systems and network infrastructure both to meet increased traffic and to implement new features and functions. We may be unable to project accurately the rate or timing of increases, if any, in the use of our services or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely fashion.

We use internally custom-developed systems to process transactions executed on our exchange, including billing and collections processing. We must continually improve these systems in order to accommodate the level of use of our exchange. In addition, we may add new features and functionality to our services that may result in the need to develop or license additional technologies. Our inability to add additional software and hardware or to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased traffic or transaction volume could have adverse consequences. These consequences include unanticipated system disruptions, slower response times, degradation in levels of member support, impaired quality of the members' experiences of our service and delays in reporting accurate financial information. Our failure to provide new features or functionality also could result in these consequences. We may be unable to effectively upgrade and expand our systems in a timely manner or to integrate smoothly any newly developed or purchased technologies with our existing systems. These difficulties could harm or limit our ability to expand our business.

Our business is dependent on the development and maintenance of the Internet infrastructure.

The success of our exchange will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. If the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by an increased number of users or bandwidth requirements or by "viruses," "worms" and similar programs. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic and the processing of transactions on our exchange.

Risks Relating to Patents and Proprietary Information

If we are not able to obtain and enforce patent protection for our methods and technologies, our ability to successfully operate our exchange and commercialize our product and service candidates will be harmed and we may not be able to operate our business profitably.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or have purchased under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information. However, we may not hold proprietary rights to some of our current or future methods and technologies. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in industry-related literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patent applications. As a result, we may be required to obtain licenses under third-party patents. If licenses are not available to us on acceptable terms, or at all, we will not be able to operate our exchange or commercialize our product and services candidates.

Our strategy depends in part on our ability to rapidly identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology.

Our pending patent applications may not result in issued patents. The patent position of technology-oriented companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and/or opposition proceedings and the risk of such claims being invalidated by infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Moreover, once they have been issued, our patents and any patent for which we have licensed or may license rights may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

Others may allege that we are infringing their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial position and results of operations.

If any parties successfully claim that our creation, offer for sale, sale, import or use of technologies infringes upon their intellectual property rights, we might be forced to incur expenses to litigate the claims, pay damages, potentially including treble damages, if we are found to have willfully infringed such parties' patents or copyrights. In addition, if we are unsuccessful in litigation, a court could issue a permanent injunction preventing us from operating our exchange or commercializing our product and service candidates for the life of the patent that we have been deemed to have infringed. Litigation concerning patents and other forms of intellectual property and proprietary technologies is becoming more widespread and can be protracted and expensive, and can distract management and other key personnel from performing their duties for us.

Any legal action against us claiming damages and seeking to enjoin commercial activities relating to the affected methods, processes, products and services could, in addition to subjecting us to potential liability for damages, require us to obtain a license in order to continue to operate our exchange or market the affected product and service candidates. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively operate our exchange or market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

If we become involved in patent litigation or other proceedings to enforce our patent rights, we could incur substantial costs, substantial liability for damages and be required to cease operation of our exchange or our product and services commercialization efforts.

We may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation could divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations, including the commercialization of our products and services.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our headquarters are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey, where we lease approximately 8,770 square feet of office space.

Our leased properties:

Location	Approximate Area (in sq. feet)	Use	Lease Expiration Date
New Brunswick, New Jersey	8,770	Administrative Office	April 30, 2008
New York, New York	22,896	EDP	July 31, 2015
Los Angeles, California	16,089	EDP	December 9, 2007
Herndon, Virginia	36,463	Operations Center	June 1, 2010
London, United Kingdom	7,418	EDP and Sales Site	June 11, 2009

We also lease facilities in Riverside, California and Chicago, Illinois, to support our sales staff. In addition, we lease circuit capacity from other communications services providers to support our EDPs in Frankfurt, Germany and Hong Kong, China. As part of our agreements with these communications services providers, they provide us with our physical connection point in those markets.

As part of the Band-X acquisition, we assumed colocation leases in New York and London.

We believe our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Item 3. Legal Proceedings

On March 18, 2003, World Access, Inc. f/k/a WAXS, Inc., WA Telcom Products Co., Inc., WorldxChange Communications, Inc., Facilicom International LLC and World Access Telecommunications Group, Inc. f/k/a Cherry Communications Incorporated d/b/a Resurgens Communications Group, or collectively the Debtors, filed a lawsuit against us in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. The Debtors had previously filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. The Debtors seek recovery of certain payments they made to us as a buyer on our exchange, which total approximately $855,000. The Debtors claim that such payments were a preferential payment under the Bankruptcy Code. The Debtors also seek costs and expenses, including attorneys' fees and interest. We filed an answer to the complaint on April 18, 2003, denying the Debtors' claims for relief and asserting several affirmative defenses. On August 12, 2003, we served discovery on the attorneys for World Access and its related entities. Shortly after we served our discovery, the bankruptcy judge entered an order stating that the cases of World Access and its related entities, which had been jointly administered, could not be substantively consolidated. Since then the majority of Debtors' preference complaints in the case have been continued. In September 2004, the Debtors have confirmed a Plan of Liquidation which created a trust to proceed with liquidating avoidance actions. At a scheduling conference held on October 12, 2005, the Court set a discovery cut-off date of September 29, 2006, designated October 30, 2006 as the date for parties to file dispositive motions, set November 30, 2006 as the date by which the parties must file a joint pre-trial statement and set the next status date for December 5, 2006. The foregoing dates were uniform for all adversary cases (approximately 50) where the amount of the recovery sought by the Trustee exceeded $100,000 and may be amended by the agreement of the parties. Based on a statement from the Court at the status hearing, it does not appear that the Court will be ready to try any of the adversary proceedings before the second quarter of 2007.

On May 27, 2003, we received a demand letter from counsel for Octane Capital Management and its affiliate, Octane Capital Fund I, L.P., or collectively Octane, demanding the right to purchase up to $2.8 million of our shares of Series E preferred stock on the same terms as originally set forth in a Securities Purchase Agreement dated as of July 3, 2001. Additionally, the letter demanded the right to convert Octane's investment in shares of our Series D preferred stock into shares of Series D-1 preferred stock pursuant to the terms of such purchase agreement. The Octane demand letter also alleged violations of Octane's rights under a Second Amended and Restated Investors' Rights Agreement dated as of March 7, 2000, or the Investors' Rights

Agreement, including, among other allegations, the allegation that Octane did not receive proper advance notice of the complete terms of our Series E preferred stock offering. On May 28, 2003, we sent notice to all stockholders, including Octane, indicating our plan to defend against these claims.

On September 1, 2004, after no contact with us for over a year, Octane contacted our representatives to renew its demand against us. We responded to Octane's demand, denying all allegations of wrongdoing.

On December 10, 2004, we received a complaint filed that day by Octane and Amerindo Technology Growth Fund II Inc., or ATGF, another investor of the Company, in the United States District Court for the Southern District of New York, entitled Octane Capital Fund, L.L.P. et al. v. Arbinet-thexchange, Inc., Civil Action No. 04-CV-9759 (KMW). Octane and ATGF filed an amended complaint with the court on December 13, 2004, amending and replacing the December 10, 2004 complaint. The amended complaint alleged, among other things, that we breached terms of the Investors' Rights Agreement by failing to give Octane and ATGF proper advance notice of the complete terms of our Series E preferred stock offering. The amended complaint sought money damages for both Octane and ATGF for the alleged breach of contract. On February 11, 2005, we filed our answer to the amended complaint, denying all liability, and filed counterclaims against Octane and ATGF for, among other claims, breach of the Investors' Rights Agreement in connection with their conduct seeking additional shares of stock and other relief.

It is our position that Octane waived the right to participate in the Series E Financing and to receive notice from us relating to such offering, and that, in addition, sufficient notice was provided to Octane and ATGF. Prior to the Series E Financing, we received notice from a representative of Octane indicating that Octane was planning not to exercise its rights to participate in the Series E Financing due to its capital constraints. In such notice, Octane did not reference that any potential terms would impact its decision not to participate in the Series E Financing. We believe, however, that sufficient notice of the terms of the Series E Financing was given to Octane and ATGF. In that regard, on June 15, 2001, we sent Octane and ATGF, along with other potential investors, notice of the general terms of the Series E Financing. Consistent with its earlier notice informing us that it did not intend to participate in the Series E Financing, Octane did not respond to this notice and contends that there was no waiver. ATGF did not indicate an interest in participating in the Series E Financing under the terms of the June 15, 2001 notice. The June 15, 2001 notice included a statement that we might change the pre-investment capitalization in order to incent previous investors to purchase Series E preferred stock. However, Octane and ATGF alleged that the notice was insufficient because it failed to disclose different and more favorable terms ultimately included in the Securities Purchase Agreement dated July 3, 2001.

On May 9, 2005, the plaintiffs filed an unopposed motion to dismiss this case in federal court without prejudice for lack of subject matter jurisdiction. The court granted the plaintiffs' motion on the same day. On November 4, 2005, Octane renewed the lawsuit by filing a substantially similar complaint in the Superior Court of New Jersey, Middlesex County, in an action entitled Octane Capital Fund I, L.P. v. Arbinet-thexhange, Inc., Docket No. MID-L-7990-05. Octane is the only plaintiff in the case. There can be no assurance that an adverse result in this litigation will not have a material adverse effect on the Company or its financial position. We intend to defend vigorously against the claims.

On December 13, 2004, we received a letter from legal counsel to Zarick Schwartz and his company, ATOS, with respect to his alleged intellectual property rights relating to telecommunications operating system technology. Among other matters, Mr. Schwartz and ATOS claimed that Mr. Schwartz is the sole inventor of technology that was subsequently claimed by Arbinet as the subject matter of certain of our patents. Arbinet denies all of the allegations. On December 14, 2004, we reached an agreement with Mr. Schwartz and ATOS to submit this dispute to binding arbitration. The parties have agreed that in the event the arbitration determines that Mr. Schwartz is in fact the sole inventor of the subject matter claimed in at least one of Arbinet's patents listed in the December 13, 2004 letter, and the operation of Arbinet's business comes within the scope of such claim, then Arbinet shall pay Mr. Schwartz or ATOS an aggregate of $1.5 million over five years. In the event the arbitration determines that Mr. Schwartz is not the sole inventor of the subject matter of any of the listed Arbinet patents, then Arbinet shall pay Mr. Schwartz or ATOS an aggregate of $500,000. Mr. Schwartz released all other claims against Arbinet, other than the inventorship claims to be arbitrated in the binding arbitration. Mr. Schwartz has agreed to assign any and all of his rights in the Arbinet patents, if it is determined that he has any rights, to Arbinet, and Mr. Schwartz will cooperate in executing any documents needed to perfect Arbinet's interests in its patents worldwide. Each of the parties shall bear its own costs and expenses, including legal fees. Arbinet intends to vigorously defend itself during the arbitration to ensure that inventorship is properly determined.

On March 15, 2005, Schwartz filed a Demand for Arbitration with the American Arbitration Association ("AAA"). On March 16, 2005, counsel for Schwartz wrote to counsel for Arbinet stating that Schwartz was "narrowing the claims to perhaps two and preferably one to assert during the arbitration." On April 6, 2005, Arbinet filed its Answer and Counterclaims. Arbinet's Answer "denies generally, that Schwartz is an inventor, sole or otherwise, of any Arbinet Patent." Arbinet's Counterclaims include claims for duress, fraud, intentional interference with prospective business advantage, and anticipatory breach of contract. On July 14, 2005, the AAA decided that the arbitration would be heard by three arbitrators. Schwartz disputed that decision and, on August 29, 2005, filed an action in the United States District Court for the District of New Jersey, Civil Action No. 05-4234, requesting an order overturning the AAA's decision and requesting sanctions, including attorneys fees. On November 1, the District Court dismissed Schwartz's challenge to the AAA's decision for lack of subject matter jurisdiction.

On December 15, 2005, the AAA panel of three arbitrators held a Preliminary Hearing and scheduled the arbitration hearing for July 10 through July 14, 2006. On January 16, 2006, Schwartz filed a More Definite Statement of Claims, in which he narrowed his claims of inventorship and infringement to a single patent, U.S. Patent No. 6,088,436 (the "436 patent"). On January 23, 2006, Arbinet filed a More Definite Statement of Defenses and Counterclaims in which it denied that Schwartz was the inventor of the 436 patent, denied that it infringed the 436 patent when Schwartz sent his demand letter, and asserted its counterclaims against Schwartz.

On May 13, 2005, we received a letter from counsel representing Alex Mashinsky, our founder and a former officer and director, together with a draft complaint and a draft press release, threatening to commence litigation in the Southern District of New York against us, as well as against Communications Ventures III, L.P., one of our shareholders, our Chairman Anthony L. Craig, former director Roland A. Van der Meer, and our President, Chief Executive Officer and director J. Curt Hockemeier, if we do not agree to an "amicable settlement" with him. Mashinsky alleges breach of fiduciary duty, self-dealing, fraud, and breach of contract in connection with our Series E preferred stock financing consummated in 2001, asserting over $90 million in damages. According to his correspondence he "is prepared to discuss settlement of this matter at an amount representing a significant discount." We believe that his allegations are without merit. In a loan settlement agreement dated July 9, 2004, Mashinsky acknowledged and agreed that, in June 2001, he had consented to the Series E preferred stock financing. By letter dated May 31, 2005, the Company and other potential defendants responded to Mashinsky's letter, denying any liability and describing potential counterclaims that would be asserted against Mashinsky should he pursue his claims. If Mashinsky commences litigation against us, we intend to vigorously defend against his claims. There can be no assurance that litigation, if brought, or an adverse result in such litigation, if any, will not have a material adverse effect on our results of operations or financial position.

During the period August 11, 2005 through September 26, 2005, we were named as a defendant in four purported securities class action lawsuits that were filed in the state and federal courts in New Jersey against us and certain of our officers, current and former directors and the underwriters for our initial public offering: Jonathan Crowell v. Arbinet-thexchange, Inc., et al., MID-L-5874-05 (N.J. Sup. Ct.); Harish Grover v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04404 (D. N.J.); Sandra Schwartz v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04444 (D. N.J.); and James Bendrick v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04664 (D. N.J.). On September 27, 2005 defendants removed the Crowell action to United States District Court for the District of New Jersey, where it has been docketed as Jonathan Crowell v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-4697.

These lawsuits allege violations of the registration and anti-fraud provisions of the federal securities laws due to alleged statements in and omissions from Arbinet's initial public offering registration statement, as well as statements made by the Company following the IPO. The complaints seek, among other things, unspecified damages and costs associated with the litigation.

On December 6, 2005, Sandra Schwartz was appointed Lead Plaintiff in the class action securities litigation. The separate securities class action lawsuits that were filed in the federal courts in New Jersey were consolidated into the action entitled In re Arbinet-thexchange, Inc. Securities Litigation, C.A. No. 05-CV-04444-JLL_RJH (D. N.J.)

On February 17, 2006, the Consolidated and Amended Complaint ("Amended Complaint") was filed with the court. The Amended Complaint continues to allege violations of the registration and anti-fraud provisions of the federal securities laws due to alleged statements in and omissions from Arbinet's initial public offering registration statement. The Amended Complaint seeks, among other things, unspecified damages and costs associated with the litigation. We continue to believe the claims against us are without merit and intend to defend the litigation vigorously.

On December 15, 2005, Arbinet filed a patent infringement lawsuit against World-Link Telecom, Inc. in the U. S. District Court in the Eastern District of New York. Arbinet asserts that World-Link has infringed three of its U.S. patents relating to the trading of telecommunications capacity, namely, U.S. Patent Nos. 6,226,365; 6,442,258; and 6,542,588. By its Complaint, Arbinet seeks damages and injunctive relief.

World-Link filed its Answer and Counterclaims to the Complaint on January 23, 2006. By its Answer, World-Link denied Arbinet's infringement allegations and asserted that the claims of the patents in suit are invalid. World-Link also asserted a counterclaim for declaratory judgment that it did not infringe the patents in suit and that the patents in suit were invalid, and counterclaims for tortious interference with contractual relations and monopolization or attempted monopolization under section 2 of the Sherman Act.

On February 8, 2006, the parties attended an initial conference with the Magistrate Judge assigned to the case for the purposes of setting a schedule for the case. The magistrate judge set November 8, 2006 for the next status conference. No case schedule has been issued yet.

The litigation process is inherently uncertain, and we cannot guarantee that the outcomes of the abovementioned proceedings and lawsuits will be favorable for us or that they will not be material to our business, results of operations or financial position. However, the Company does not currently believe that these matters will have a material adverse effect on our business, results of operations or financial position.

Item 4. Submission of Matter to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Our Common Equity, Related Stockholder Matters and Purchases of Equity Securities

Our common stock is quoted on the Nasdaq National Market under the symbol "ARBX." We began trading on the Nasdaq National Market on December 16, 2004. The following table sets forth the range of high and low sale prices for our common stock as reported on the Nasdaq National Market for the period indicated below.

Quarter Ended	High	Low	Cash Dividend Per Share
December 31, 2004	$29.90	$24.06	N/A
March 31, 2005	$27.96	$18.75	N/A
June 30, 2005	$20.95	$ 6.05	N/A
September 30, 2005	$ 7.45	$ 5.80	N/A
December 31, 2005	$ 8.09	$ 6.10	N/A

As of March 1, 2006, the approximate number of holders of record of our common stock was 225.

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth of the business and, therefore, do not currently anticipate paying any cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Registered Securities

On December 21, 2004, we sold 4,233,849 shares of our common stock in connection with the closing of our initial public offering. The Registration Statement on Form S-1 (Reg. No. 333-117278) we filed to register our common stock in the offering was declared effective by the Securities and Exchange Commission on December 16, 2004. The initial public offering price was $17.50 per share and the aggregate purchase price was approximately $74.1 million.

The managing underwriters for the offering were Merrill Lynch & Co., Lehman Brothers, SG Cowen & Co., William Blair & Company and Advanced Equities, Inc. We incurred direct expenses in connection with the offering of approximately $7.5 million, which consisted of: (i) approximately $2.0 million in legal, accounting and printing fees; (ii) approximately $5.2 million in underwriters' discounts, fees and commissions; and (iii) approximately $0.3 million in miscellaneous expenses.

After deducting expenses of the offering, we received net offering proceeds of approximately $66.6 million. We used approximately $15.2 million of our net proceeds to redeem the outstanding shares of our Series B and

Series B-1 preferred stock and approximately $10.0 million to repay principal and interest outstanding under our credit facility with Silicon Valley Bank. Except with respect to the redemption of our Series B and Series B-1 preferred stock, none of the net proceeds were directly or indirectly paid to (i) any of our directors, officers or their associates, (ii) any person(s) owning 10% or more of any class of our equity securities or (iii) any of our affiliates. Approximately $40 million of the net proceeds of the offering have been invested into investment-grade marketable securities within the guidelines defined in our investment policy. The remaining proceeds have been used for working capital purposes. We regularly assess the specific uses and allocations for the remaining funds.

Item 6. Selected Consolidated Financial Data

The following table sets forth our selected consolidated historical financial data as of the dates and for the periods indicated. Our selected consolidated financial information for 2003, 2004 and 2005 should be read in conjunction with the Consolidated Financial Statements and the Notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2001	2002	2003	2004	2005
	(in thousands, except share and per share data)				
Statements of Operations Data:					
Trading revenues	$ 96,316	$256,253	$369,990	$475,231	$481,607
Fee revenues	10,189	23,389	33,959	44,734	48,848
Total revenues	106,505	279,642	403,948	519,966	530,455
Cost of trading revenues	96,264	256,212	369,972	474,916	481,200
	10,241	23,430	33,976	45,049	49,255
Costs and expenses:					
Operations and development	14,034	11,851	10,882	13,438	13,991
Sales and marketing	5,445	4,223	4,713	5,674	7,564
General and administrative	9,250	11,340	9,588	9,345	12,541
Depreciation and amortization	8,150	9,558	7,204	9,266	8,865
Restructuring costs, asset impairments and litigation settlements	5,584	19,464	—	3,675	(2,673)
Total costs and expenses	42,463	56,436	32,386	41,398	40,288
Income (loss) from operations	(32,222)	(33,006)	1,590	3,652	8,967
Interest income	937	545	342	288	1,779
Interest expense	(797)	(1,241)	(1,968)	(2,792)	(347)
Other income (expense), net	(1,751)	(581)	32	6,718	(1,242)
Income (loss) from continuing operations before income taxes	(33,833)	(34,284)	(5)	7,865	9,158
Income tax benefit	—	—	—	—	(1,298)
Net income (loss) from continuing operations	(33,833)	(34,284)	(5)	7,865	10,456
Income from discontinued operations, net of income tax	—	—	—	—	296
Net income (loss)	(33,833)	(34,284)	(5)	7,865	10,751
Preferred stock dividends and accretion	(5,053)	(7,371)	(8,005)	(6,679)	—
Net income (loss) attributable to common stockholders	$(38,886)	$(41,655)	$ (8,010)	$ 1,186	$ 10,751
Net income (loss) from continuing operations per common share:					
Basic	$ (26.07)	$ (23.28)	$ (4.13)	$ 0.35	$ 0.43
Diluted	$ (26.07)	$ (23.28)	$ (4.13)	$ 0.21	$ 0.41
Pro forma diluted				$ 0.36	
Other Data:					
EBITDA[(1)]	$(25,823)	$(24,030)	$ 8,825	$ 19,635	$ 16,591

	Year Ended December 31,				
	2001	2002	2003	2004	2005
			(in thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$ 4,028	$ 6,343	$ 17,147	$ 53,533	$ 40,365
Marketable securities	—	—	—	—	23,231
Working capital	1,914	4,230	10,203	51,925	60,060
Total assets	59,893	46,710	63,528	114,867	119,679
Loans payable and capital lease obligations	4,240	13,796	17,636	3,643	1,031
Redeemable preferred stock	15,120	19,266	20,838	—	—
Redeemable convertible preferred stock	57,747	66,646	82,964	—	—
Accumulated deficit	(70,462)	(106,934)	(106,939)	(99,074)	(88,323)
Total stockholders' equity (deficit)	(39,884)	(79,037)	(86,530)	75,238	85,770

(1) EBITDA is defined as net income before (i) depreciation and amortization, (ii) interest income and expense and (iii) income taxes. Management believes that the presentation of EBITDA included in this annual report provides useful information to investors regarding our results of operations because it assists in analyzing and benchmarking the performance and value of our business. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business. EBITDA included in this annual report should be considered in addition to and not as a substitute for, net income as calculated in accordance with GAAP as a measure of performance.

A reconciliation of EBITDA to net income (loss) follows:

	Year Ended December 31,				
	2001	2002	2003	2004	2005
			(in thousands)		
Income (loss) from continuing operations before income taxes	$(33,833)	$(34,284)	$ (5)	$ 7,865	$ 9,158
Depreciation and amortization	8,150	9,558	7,204	9,266	8,865
Interest income	(937)	(545)	(342)	(288)	(1,779)
Interest expense	797	1,241	1,968	2,792	347
EBITDA	$(25,823)	$(24,030)	$8,825	$19,635	$16,591

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are the leading electronic market for trading, routing and settling communications capacity. Members of our exchange, consisting primarily of communications services providers, buy and sell voice calls and Internet capacity through our centralized, efficient and liquid marketplace. Communications services providers that do not use our exchange generally individually negotiate and buy access to the networks of other communications services providers to send voice calls and Internet capacity outside of their networks. We believe that we provide a cost-effective and efficient alternative to these direct connections. With a single interconnection to our exchange, members have access to all other members' networks. Members place orders through our easy-to-use web-based interface. Sellers on the exchange post sell orders to offer voice calls and Internet capacity for specific destinations, or routes, at various prices. We independently assess the quality of these routes and include that information in the sell order. Buyers enter buy orders based on route quality and price and are matched to sell orders by our fully automated trading platform and our proprietary software. When a buyer's order is matched to a seller's order, the voice calls or Internet capacity are then routed through our state-of-the-art facilities. We invoice and process payments for our members' transactions and manage the credit risk of buyers primarily through our credit management programs with third parties.

Revenue

We generate revenues from both the trading which members conduct on our exchange, which we refer to as trading revenues, and the fees we charge members for the ability to trade on our exchange, which we refer to as fee revenues. Our trading revenue represents the aggregate dollar value of the calls which are routed through our switches at the price agreed to by the buyer and seller of the capacity. For example, if a 10-minute call is originated in France and routed through our facilities to a destination in India for $0.11 per minute, we record $1.10 of trading revenue for the call. Generally, we do not generate any profit or incur any loss from trading revenues because in most cases we pay the seller the same amount that we charge the buyer. We occasionally offer our members contracts to buy and sell minutes to specific markets at fixed rates. We may generate profit or incur losses associated with trading revenue on these contracts. Historically, this profit or loss has not been material to our operating results. Our system automatically records all traffic terminated through our switches.

We record trading revenues because:

- all traffic traded on our exchange is routed through one of our switches; and
- we are obligated to pay sellers for the minutes they sell on our exchange regardless of whether we ultimately collect from buyers.

Our fee revenues represent the amounts we charge buyers and sellers for the following:

- a monthly minimum fee based on the amount of capacity that members have connected to our switches and overage fees for the number of minutes or megabytes which are routed through our switches in excess of amounts allowed under the monthly minimum, or collectively referred to as access fees, which comprised approximately 80% and 76% of fee revenues for the years ended December 31, 2004 and 2005, respectively;
- a credit risk management fee, which is a charge for the credit management, clearing and settlement services we provide;
- a membership fee to join our exchange; and
- additional services as utilized by our members for items such as premium service offerings and accelerated payment terms.

Costs and Expenses

Our cost of trading revenues consists of the cost of calls which are routed through our switches at the price agreed to by both the buyer and seller of the capacity. In the preceding example, we would record cost of trading revenues equal to $1.10, an amount which we would pay to the seller.

Operations and development expense consists of costs related to supporting our exchange, such as salaries, benefits, bonuses and related costs of engineering, technical support, product and software development and system support personnel, as well as facilities and interconnect costs. Sales and marketing consists of salaries, benefits, commissions, bonuses and related costs of sales and marketing personnel, trade shows and other marketing activities. General and administrative costs consist of salaries, benefits, bonuses of corporate, finance and administrative personnel, bad debt expense and outside service costs, such as legal and accounting fees.

Business Development

We will continue to seek to increase our trading volume. We aim to achieve this by increasing participation on our exchange from existing members, increasing membership on our exchange, expanding our global presence, developing and marketing complementary services and leveraging our platform to allow the trading, routing and settling of other digital goods, such as Internet capacity. We currently have EDPs in New York,

Los Angeles, London, Frankfurt and Hong Kong. We plan to expand our presence in the high-growth markets of Asia through our EDP in Hong Kong and Latin America with a new EDP in Miami, Florida or South America. We can initially establish an EDP in a new market without any additional capital by directly connecting the new EDP to one of our existing EDPs through a leased network, as we have accomplished for our EDPs in Hong Kong and Frankfurt. Once we have sufficient business in a new market, we may install a new switch for the EDP in that market for a cost of approximately $1.0 million. We plan to develop, market and expand services that are complementary to our existing offerings, including enhanced trading, credit and clearing services and switch partitioning. We may not be successful in doing so due to many factors, including the business environment in which we operate. For a further discussion of regulatory, technological and other changes relevant to our business, see "Business—Industry Background."

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the amounts reported for assets, liabilities, revenues, expenses and the disclosure of contingent liabilities. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005.

Our critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results of operations and often involve difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates these estimates, including those related to bad debts, income taxes, long-lived assets, restructuring, contingencies and litigation on an ongoing basis. The estimates are based on historical experience and on various assumptions about the ultimate outcome of future events. Our actual results may differ from these estimates because we did not estimate correctly.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

- *Long-lived assets.* We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Factors we consider important which could trigger an impairment review include the following:
  - significant underperformance relative to expected historical or projected future operating results;
  - significant changes in the manner of or use of the acquired assets or the strategy for our overall business; and
  - significant industry, economic or competitive trends.
- *Income taxes.* We have net deferred tax assets, reflecting net operating loss ("NOL") carryforwards and other deductible differences, which may reduce our taxable income in future years. The majority of these net deferred tax assets are offset by a valuation allowance resulting in no tax benefit being recognized related to these net deferred tax assets. We are required to periodically assess the realization of our deferred tax assets and changes in circumstances may require adjustments in future periods. The amount of net deferred tax assets actually realized could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the amounts of future taxable income. If it becomes more likely than not that we will recognize future tax benefit from the deferred tax assets, we may need to reverse some or all of our valuation allowance. At December 31, 2004 a full valuation allowance in the amount of $42.7 million was recorded against net deferred tax assets since at that date, the Company had no assurance of realizing those assets. At December 31, 2005 a valuation

allowance in the amount of $39.9 million has been recorded and reflects a reversal of a portion of the valuation allowance recorded against deferred tax assets. When evaluating the ability for the Company to record a net deferred tax asset, FAS 109 requires us to consider all sources of taxable income as well as all available evidence to determine that it is more likely than not that it will be able to utilize this asset. As a result of the evaluation of all relevant and available evidence, the Company has concluded at December 31, 2005 it is more likely than not to utilize approximately $1.5 million of its net deferred tax assets. We will continue to refine and monitor all available evidence during future periods in order to more fully evaluate the recoverability of its deferred tax assets.

- *Allowance for doubtful accounts.* We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of members on our exchange to make required payments. The amount of our allowance is based on our historical experience and an analysis of our outstanding accounts receivable balances. If the financial condition of our members deteriorates, resulting in additional risk in their ability to make payments to us, then additional allowances may be required which would result in an additional expense in the period that this determination is made. While credit losses have historically been within our range of expectations and our reserves, we cannot guarantee that we will continue to experience the same level of doubtful accounts that we have in the past.
- *Goodwill and Other Intangible Assets.* We follow the guidance of SFAS No. 142. "Goodwill and Other Intangible Assets" which requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized but instead goodwill is subject to an annual assessment for impairment by applying a fair value approach. In assessing the recoverability of its goodwill and other intangibles, we must make assumptions regarding estimated future cash flows. If such assumptions change in the future, we may be required to record impairment charges for these assets.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data for the three years ended December 31, 2005:

	Year Ended December 31,		
	2003	2004	2005
	(in thousands, except percentages)		
Statements of Operations Data:			
Trading revenues	$369,990	$475,231	$481,607
Fee revenues	33,959	44,734	48,848
Total revenues	403,948	519,966	530,455
Cost of trading revenues	369,972	474,916	481,200
	33,976	45,049	49,255
Costs and expenses:			
Operations and development	10,882	13,438	13,991
Sales and marketing	4,713	5,674	7,564
General and administrative	9,588	9,345	12,541
Depreciation and amortization	7,204	9,266	8,865
Restructuring costs and litigation settlements	—	3,675	(2,673)
Total costs and expenses	32,386	41,398	40,288
Income (loss) from operations	1,590	3,652	8,967
Interest income	342	288	1,779
Interest expense	(1,968)	(2,792)	(347)
Other income (expense)	32	6,718	(1,242)
Income (loss) from continuing operations before income taxes	(5)	7,865	9,158
Income tax benefit	—	—	(1,298)
Net income (loss) from continuing operations	$ (5)	$ 7,865	$ 10,456
Fee revenues	100.0%	100.0%	100.0%
Costs and expenses:			
Operations and development	32.0%	30.0%	28.6%
Sales and marketing	13.9%	12.7%	15.5%
General and administrative	28.2%	20.9%	25.7%
Depreciation and amortization	21.2%	20.7%	18.1%
Restructuring costs and litigation settlements	—	8.2%	(5.5)%
Total costs and expenses	95.4%	92.5%	82.5%
Income (loss) from operations	4.7%	8.2%	18.4%
Interest income	1.0%	0.6%	3.6%
Interest expense	(5.8)%	(6.2)%	(0.7)%
Other income (expense)	0.1%	15.0%	(2.5)%
Income (loss) from continuing operations before income taxes	—	17.6%	18.7%
Income tax benefit	—	—	(2.7)%
Net income (loss) from continuing operations	—	17.6%	21.4%

Comparison of Fiscal Years Ended December 31, 2004 and 2005

Trading revenues and cost of trading revenues

Trading revenues increased 1.3% from $475.2 million for the year ended December 31, 2004 to $481.6 million for the year ended December 31, 2005. The increase in trading revenues was due to both an increase in the volume traded by our members on our exchange and an increase in the number of members trading on our exchange offset by a lower average trade rate per minute. Specifically the factors affecting trading revenues included:

- A total of 11.9 billion minutes were bought and sold on Arbinet's exchange in the twelve months ended December 31, 2005, up 13% from the 10.5 billion minutes for the year ended December 31, 2004. This increase was due to 1.43 billion completed calls in the year ended December 31, 2005, up 18 % from the 1.21 billion completed calls for the year ended December 31, 2004, offset by lower average call duration. The average call duration on our exchange for the year ended December 31, 2005 was 4.2 minutes per call compared to 4.3 minutes per call for the year ended December 31, 2004. The lower average call duration was primarily a result of a change in the mix of geographic markets traded on our exchange. The volatility in average call duration and mix of geographic markets is expected to continue in the future.

- The number of members trading on our exchange increased from 360 on December 31, 2004 to 399 on December 31, 2005.

- The average trade rate, which represents the average price per minute of completed calls on the exchange, for the year ended December 31, 2005 was $0.081 per minute compared to $0.091 per minute in the year ended December 31, 2004. The lower average trade rate per minute was driven by the mix of markets and routes that were traded on the exchange in their respective periods and overall per minute price decline in the international voice business. The volatility in average trade rate is expected to continue in the future.

As a result of increases in trading revenues, cost of trading revenues increased 1.3% from $474.9 million for the year ended December 31, 2004 to $481.2 million for the year ended December 31, 2005.

Fee revenues

Fee revenues increased 9.2% from $44.7 million for the year ended December 31, 2004 to $48.8 million for the year ended December 31, 2005. Fee revenues increased as a result of minutes increasing 13% for the comparable period offset, in part, by lower pricing. Average fee revenue per minute was $0.0041 in the year ended December 31, 2005 compared to $0.0043 in the year ended December 31, 2004. Average fee revenue per minute declined as more exchange members achieved volume based discounts, we offered limited fee discounts to certain high-quality sellers in order to incent those sellers to add supply to certain markets which had higher demand within the exchange and the average trade rate declined impacting credit risk management fees and RapidClear fees which are charged as a percentage of trading revenues. We may provide incentives to improve liquidity in our exchange in the future and that, along with members continuing to achieve higher volume levels, may lead to a decline in average fee revenue per minute in the future.

Operations and development

Operations and development costs increased 4.1% from $13.4 million for the year ended December 31, 2004 to $14.0 million for the year ended December 31, 2005. This increase was the result of increased compensation-related expenses of $0.5 million. Most of the increase in compensation-related expenses is the result of increased headcount to support our data business.

Sales and marketing

Sales and marketing expenses increased 33.3% from $5.7 million for the year ended December 31, 2004 to $7.6 million for the year ended December 31, 2005. This increase was primarily the result of increased compensation-related expenses of $1.4 million and increased business travel expense of $0.3 million.

General and administrative

General and administrative expenses increased 34.2% from $9.3 million for the year ended December 31, 2004 to $12.5 million for the year ended December 31, 2005. This increase was primarily the result of higher consulting and professional fees of $1.4 million, higher compensation-related expenses of $0.8 million, higher insurance expense of $0.8 million, and higher litigation expense of $0.2 million.

Depreciation and amortization

Depreciation and amortization decreased 4.3% from $9.3 million for the year ended December 31, 2004 to $8.9 million for the year ended December 31, 2005. This resulted from certain fixed assets that became fully depreciated over the course of 2005.

Restructuring costs and litigation settlement

During the year ended December 31, 2005, the Company recorded a benefit of $1.45 million related to an insurance reimbursement for litigation settlement. During the fourth quarter of 2005, we recorded a gain of approximately $1.2 million related to renegotiation of a leased property that was exited in 2001.

Interest and other income/expense

Interest expense decreased 87.6% from $2.8 million for the year ended December 31, 2004 to $0.3 million for the year ended December 31, 2005. This decrease resulted primarily from $1.6 million of non-cash interest expense in 2004 and not in 2005 related to the Series B and B-1 Preferred Stock. Interest expense also decreased as a result of our repayment of approximately $17 million in outstanding loans during 2004 and 2005. Interest income increased 518.6% from $0.3 million for the year ended December 31, 2004 to $1.8 million for the year ended December 31, 2005. This increase was a primarily due to the amount earned on invested cash proceeds from our initial public offering in December 2004. Other income (expense), net includes net gains (losses) resulting from foreign currency transactions of approximately $0.6 million and $(0.5) million for the years 2004 and 2005, respectively. The loss from foreign currency transactions in 2005 is primarily due to the strengthening of the U.S. dollar versus the British Pound from December 31, 2004 to December 31, 2005 and its effect on a U.S. dollar-denominated liability on the books of the Company's U.K. subsidiary. Other income, net in 2004 includes a one-time gain of approximately $7.2 million related to the redemption of Series B/B-1 Preferred Stock.

Provision for income taxes

The Company recorded an income tax benefit of approximately $1.3 million for the year ended December 31, 2005 primarily related to the reversal of a portion of the valuation allowance we had recorded against deferred tax assets. The difference between the federal statutory tax rate and the effective tax rate is primarily related to the expected utilization of certain of the Company's net operating loss carryforwards and the impact of state taxes.

Discontinued operations

Management reevaluated the $670,000 liability related to a discontinued operation from 1999 and determined that approximately $350,000 was needed at December 31, 2005, which is recorded in other long-term liabilities. Accordingly, $295,888, net of income tax of $20,265, was recognized as income from discontinued operations in 2005.

Comparison of Fiscal Years Ended December 31, 2004 and 2003

Trading revenues and cost of trading revenues

Trading revenues increased 28.4% from $370.0 million for the year ended December 31, 2003 to $475.2 million for the year ended December 31, 2004. The increase in trading revenues was due to both an increase in the volume traded by our members on our exchange and an increase in the number of members trading on our exchange. Specifically the factors affecting trading revenues included:

- A total of 10.5 billion minutes were bought and sold on Arbinet's exchange in the twelve months ended December 31, 2004, up 31% from the 7.9 billion minutes for the year ended December 31, 2003. This increase was due to 1.21 billion completed calls in the year ended December 31, 2004, up 36 % from the 0.89 billion completed calls for the year ended December 31, 2003, offset by lower average call duration. The average call duration on our exchange for the year ended December 31, 2004 was 4.3 minutes per call compared to 4.4 minutes per call for the year ended December 31, 2003. The lower average call duration was primarily a result of a change in the mix of geographic markets traded on our exchange. The volatility in average call duration and mix of geographic markets is expected to continue in the future.
- The number of members trading on our exchange increased from 285 on December 31, 2003 to 360 on December 31, 2004.

The average trade rate, which represents the average price per minute of completed calls on the exchange, for the year ended December 31, 2004 was $0.091 per minute compared to $0.094 per minute in the year ended December 31, 2003. The lower average trade rate per minute was driven by the mix of markets and routes that were traded on the exchange in their respective periods and overall per minute price decline in the international voice business. The volatility in average trade rate is expected to continue in the future.

As a result of increases in trading revenue, cost of trading revenue increased 28.4% from $370.0 million for the year ended December 31, 2003 to $474.9 million for the year ended December 31, 2004.

Fee revenues

Fee revenues increased 31.7% from $34.0 million for the year ended December 31, 2003 to $44.7 million for the year ended December 31, 2004. Fee revenues increased as a result of trading revenues increasing 28.4% for the comparable period.

Operations and development

Operations and development costs increased 23.5% from $10.9 million for the year ended December 31, 2003 to $13.4 million for the year ended December 31, 2004. This increase was primarily the result of increased rent and related utilities of $1.2 million, increased compensation-related expense of $0.6 million and increased interconnect costs of $0.3 million which is associated with increased trading volume on our exchange. Most of the increase in compensation-related expenses is the result of increased headcount to support our data business.

Sales and marketing

Sales and marketing expenses increased 20.4% from $4.7 million for the year ended December 31, 2003 to $5.7 million for the year ended December 31, 2004. This increase primarily resulted from eight additional personnel within the sales function.

General and administrative

General and administrative expenses decreased 2.5% from $9.6 million for the year ended December 31, 2003 to $9.3 million for the year ended December 31, 2004. This decrease resulted from lower bad debt expense.

Depreciation and amortization

Depreciation and amortization increased 28.6% from $7.2 million for the year ended December 31, 2003 to $9.3 million for the year ended December 31, 2004. This resulted from additional capital expenditures of approximately $10.6 million which were made during 2004.

Litigation settlements

During the year ended December 31, 2004 the Company settled its litigation with the Marmon group. The settlement required the Company to issue 156,250 shares of its common stock resulting in a charge of $2.35 million. Also in 2004, the Company settled the litigation with Nortel and paid Nortel $850,000. Lastly, the Company recorded a charge of $500,000 related to the Schwartz litigation.

Interest and other income/expense

Interest expense increased 41.9% from $2.0 million for the year ended December 31, 2003 to $2.8 million for the year ended December 31, 2004. This increase resulted from $1.6 million of non-cash interest expense recorded on Series B and B-1 Preferred Stock as a result of the adoption of SFAS 150, partially offset by our repayment of approximately $14 million in outstanding loans during 2004. Interest income decreased 15.8% from $342,000 for the year ended December 31, 2003 to $288,000 for the year ended December 31, 2004. This decrease was a result of lower average cash balances during fiscal year 2004. Other income, net in 2004 includes a one-time gain of approximately $7.2 million related to the redemption of Series B/B-1 Preferred Stock.

Liquidity and Capital Resources

Until 2005 our primary source of liquidity had been cash received through the sale and issuance of equity and debt securities. We received equity investments between April 1999 and May 2003 in an aggregate amount of approximately $125.0 million. Our principal liquidity requirements have been for working capital, capital expenditures and general corporate purposes. On December 21, 2004, we completed our initial public offering and raised net proceeds of approximately $66.6 million.

Our capital expenditures in 2003 and 2004 related primarily to developing our trading platform, which included investments in software development and hardware and the purchase of computer and telecommunications switching equipment. During 2005, we made approximately $5.9 million of capital expenditures related to enhancements to our trading platform, including software development and hardware and the development of our trading platform for Internet capacity which we believe we can fund primarily from cash on hand and cash generated through operations. At December 31, 2005 we had cash and cash equivalents of $40.4 million and marketable securities of $23.2 million. We also are party to a $25.0 million lending facility with Silicon Valley Bank, under which we can borrow against our accounts receivable and general corporate assets. As of December 31, 2005, we had the full $25.0 million available to us as no amounts were outstanding under this facility. Our current credit facility with Silicon Valley Bank expires in May 2006. We expect to extend the expiration date on this facility. We believe that our current cash balances, including the net proceeds from our initial public offering, and cash flows from operating activities, should be sufficient for us to fund our current operations for the foreseeable future. To the extent we require additional capital to fund our working capital or capital expenditures, we intend to seek additional financing in the credit or capital markets, although we may be unsuccessful in obtaining financing on acceptable terms, if at all.

The following table sets forth components of our cash flows for the following periods:

	Year Ended December 31,		
	2003	2004	2005
Net cash provided by operating activities	$ 6,407	$ 11,578	$ 20,860
Net cash used in investing activities	(6,946)	(14,906)	(30,303)
Net cash provided by (used in) financing activities	10,576	39,172	(2,403)

Cash provided by operating activities

Cash provided by operations for the year ended December 31, 2005 was attributable to net income of $10.8 million adjusted for depreciation and amortization of $8.9 million. Cash provided by operations for the year ended December 31, 2004 was attributable to net income of $7.9 million adjusted for depreciation and amortization of $9.3 million and non-cash interest expense of $1.6 million.

Cash used in investing activities

Total capital expenditures for the year ended December 31, 2005 were $5.9 million related primarily to the purchase of computer equipment and telecommunications switching equipment. Total purchases of marketable securities and total proceeds from sales and maturities of marketable securities for the twelve months ended December 31, 2005 were $53.9 million and $30.6 million, respectively. In July 2005 the Company obtained Summit Telecom Systems, Inc.'s entire right, title and interest in certain intellectual property, including patents relating to the field of telecommunications services for $1.1 million. Total capital expenditures for the year ended December 31, 2004 were $10.6 million. In September 2004, we acquired the Internet protocol trading exchange business of Band-X Limited, or Band-X, with operations located in New York, London, and Edinburgh, Scotland for approximately $4.3 million in cash.

Cash provided by financing activities

During fiscal year 2005, cash used in financing activities was primarily attributable to the repayment of approximately $2.6 million in debt.

In December, 2004, we completed our initial public offering and raised net proceeds of approximately $66.6 million and subsequently we redeemed all outstanding shares of our Series B Preferred Stock and Series B-1 Preferred Stock for approximately $15.2 million. We used a portion of the remaining net proceeds to: (i) repay approximately $10 million in outstanding amounts under our lending facility with Silicon Valley Bank.

During fiscal year 2003, we issued and sold 32,046,146 shares of our Series E-1 preferred stock for net proceeds of approximately $9.9 million.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Credit Risk Management

We manage the invoicing, credit risk and settlement of all traffic traded on our exchange. Since we are obligated to pay the seller regardless of whether we ultimately collect from the buyer, we assume the credit risk associated with all traffic traded on our exchange. As part of managing the credit risk associated with buyers on our exchange, we have an integrated credit risk management program under which the following arrangements assist in the mitigation of this credit risk:

- *Netting.* We net our members' buying and selling activity. This enables us to extend credit to members up to the amount they have sold in a given period. The netting also reduces the working capital requirements for our members and for us. For the year ended December 31, 2005, 35% of our trading revenues were offset by selling activity.
- *Credit risk assessment and underwriting.* GMAC and SVB provide us with credit risk assessment and credit underwriting services. Under the terms of our agreements with GMAC and SVB, GMAC and SVB assume the credit risk of selected members so that they may purchase voice calls or Internet capacity on our exchange.

- *Self underwriting.* Members can self-finance a credit line with us by prepaying, posting a cash deposit or letter of credit or by placing money in escrow.
- *CreditWatch system.* We enter a credit line for each member into our CreditWatch system. This credit line is the sum of the GMAC credit line, SVB credit line, selling activity, other cash collateral and internal credit. The CreditWatch system regularly monitors a member's net trading balance and sends email alerts to each member who surpasses 50%, 75% and 90% of its available credit limit and is able to automatically suspend a member's ability to buy as its net balance reaches its total credit line.
- *Frequent settlement.* We have two trading periods per month. Payments from buyers are due fifteen days after the end of each trading period. This frequent settlement reduces the amount outstanding from our buyers. The frequent clearing of trading balances, together with the ability to net buy and sell transactions, allows our members to trade large dollar volumes while minimizing the outstanding balance that needs to be underwritten by additional sources of credit.

We occasionally issue internal credit lines to our members based on our review of a member's financial statements and payment history with us. Typically, these internal credit lines are in excess of the credit lines issued by our third party underwriters. We evaluate the credit risk, on a case-by-case basis, of each member who is not covered by our third-party credit arrangements, our netting policy, prepayments or other cash collateral. While there are no written procedures regarding the extension of credit lines, we have adopted written procedures to determine authority levels for certain of our officers to grant internal credit lines. In 2005, approximately 94% of our trading revenues were covered by our third party underwriters, netting, prepayments or other cash collateral, of which 48% were covered by our third party underwriters. However, our credit evaluations cannot fully determine whether buyers can or will pay us for capacity they purchase through our exchange. In the future, we may elect to increase the amount of our credit we extend to our customers we deem creditworthy in order to reduce our credit underwriting costs. If buyers fail to pay us for any reason and we have not been able or have elected not to secure credit risk protection with respect to these buyers, our business could be adversely affected. In the event that the creditworthiness of our buyers deteriorates, our credit providers and we may elect not to extend credit and consequently we may forego potential revenues that could materially affect our results of operations.

We have certain minimum annual commissions due pursuant to the terms of our agreements with each of GMAC and SVB. Pursuant to the terms of our agreement with GMAC, which has been extended until April 30, 2007, and pursuant to the terms of our agreement with SVB, which terminates on November 30, 2007, we are required to pay aggregate minimum annual commissions of $370,000.

Summary Disclosure about Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2005:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)				
Contractual Obligations					
Loans payable	$ 910	$ 821	$ 89	$ —	$ —
Capital lease obligations	129	100	29	—	—
Operating leases	19,277	3,184	6,054	4,669	5,370
Purchase obligations	3,750	3,100	600	50	—
Total Contractual Obligations	$24,066	$7,205	$6,772	$4,719	$5,370

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and its interpretations, and amends Statement 95, Statement of Cash Flows. Generally, the approach to accounting for share-based payments in Statement 123(R) is similar to the fair-value approach permitted in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure will no longer be an alternative to financial statement recognition). In April 2005, the U.S. Securities and Exchange Commission adopted a new rule amending the compliance dates for Statement 123(R). In accordance with the new rule, the accounting provisions of Statement 123(R) will be effective for the Company in fiscal 2006. Historically, in accordance with Statement 123 and Statement 148, Accounting for Stock-Based Compensation—Transition and Disclosure, we have elected to follow the disclosure only provisions of Statement 123 and, accordingly, continues to account for share based compensation under the recognition and measurement principles of APB Opinion No. 25 and related interpretations. Under APB 25, when stock options are issued with an exercise price equal to the market price of the underlying stock price on the date of grant, no compensation expense is recognized in the financial statements, and compensation expense is only disclosed in the footnotes to the financial statements. We are required to adopt Statement No. 123(R) beginning January 1, 2006. We are in the process of determining how the guidance regarding valuing share-based compensation as prescribed by Statement 123(R) will be applied to valuing share-based awards granted after the effective date and the impact that the recognition of compensation expense from prior awards will have on its financial statements. We expect to use the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested and to use the Black-Scholes option-pricing model to value such awards. The adoption of Statement 123(R) is expected to have a negative effect on consolidated net income.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting estimate.

Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. We do not currently anticipate any effect of this pronouncement on its statements of operations.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS Nos. 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* In 2004, the Emerging Issues Task Force ("EITF") issued EITF 03-1, *The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments* to provide detailed guidance on when an investment is considered impaired, whether that impairment is other-than-temporary, how to measure the impairment loss and disclosures related to impaired securities. Because of concerns about the application of the guidance of EITF 03-1 that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of the guidance. This FSP nullifies EITF 03-1 guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area, which requires a careful analysis of all pertinent facts and circumstances. (In addition, the FSP generally carries forward EITF 03-1 guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. The FSP is effective for reporting periods subsequent to December 15, 2005. Our current analysis of impaired investments is consistent with the provisions of this. Therefore, the adoption of this FSP is not expected to have a significant impact on our consolidated financial position and results of operations.

Forward Looking Statements

The statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by us with the Securities and Exchange Commission, or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements, such as statements regarding anticipated future revenues, capital expenditures, and other statements regarding matters that are not historical facts, involve predictions. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements. These factors include those set forth in the section entitled "Item 1A. Risk Factors."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exposure

The financial position and results of operations of our U.K. subsidiary are measured using GBP as the functional currency. The foreign currency fluctuations have not had a material effect on our operating results or financial condition. Our exposure is mitigated, in part, by the fact that we incur certain operating costs in the same foreign currencies in which fee revenues are denominated. The percentage of fee revenues denominated in British Pounds was approximately 19% for the year ended December 31, 2003, approximately 20% for the year ended December 31, 2004 and approximately 15% for the year ended December 31, 2005.

Interest rate exposure

We are exposed to interest rate fluctuations. We invest our cash in short-term interest bearing securities. Although our investments are available for sale, we generally hold such investments to maturity. Our investments are stated at fair value, with net unrealized gains or losses on the securities recorded as accumulated other comprehensive income (loss) in shareholders' equity. Net unrealized gains and losses were not material at December 31, 2005 or 2004. The fair market value of our marketable securities could be adversely impacted due to a rise in interest rates, but we do not believe such impact would be material. Securities with longer maturities are subject to a greater interest rate risk than those with shorter maturities and at December 31, 2005 our portfolio maturity was relatively short. Assuming an average investment level in short-term interest bearing securities of $40.0 million, which is the cash balance at December 31, 2005, a one-percentage point decrease in the applicable interest rate would result in a $400,000 decrease in interest income.

Under the terms of our credit agreement with Silicon Valley Bank, our borrowings bear interest at the prime rate. Therefore, a one-percentage point increase in the prime rate would result in additional annualized interest expense of $10,000 assuming $1 million of borrowings. At December 31, 2005, we had no outstanding borrowings under this agreement.

Item 8. Financial Statements and Supplementary Data

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K. A list of the financial statements filed herewith is found at "Item 15. Exhibits, Financial Statement Schedule, and Reports on Form 8-K."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005. In designing and evaluating our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2005, our disclosure controls and procedures were (1) effective in that they were designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, as appropriate to allow timely decisions regarding required disclosures, and (2) effective in that they provide that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company's financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the Company's independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent registered public accounting firm has free access to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 and is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2005. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

As of December 31, 2005, management has assessed the effectiveness of the Company's internal control over financial reporting, and has concluded that such control over financial reporting is effective. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by management. The Company's independent registered public accounting firm, Ernst & Young LLP, have audited the consolidated financial statements of the Company for the year ended December 31, 2005 and have issued their report on management's assessment as to the effectiveness of internal controls over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board. This report is included in this Item 9A of this Annual Report in form 10-K.

There have been no changes in the Company's internal controls over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Arbinet-thexchange, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Arbinet-thexchange, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arbinet-thexchange, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Arbinet-thexchange, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Arbinet-thexchange, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arbinet-thexchange, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ending December 31, 2005 of Arbinet-thexchange, Inc. and our report dated March 3, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

MetroPark, New Jersey
March 3, 2006

Item 9B. Other Information.

None.

PART III

Item 10. Our Directors and Executive Officers

The information relating to our directors and nominees for election as directors under the heading "Election of Directors" in our definitive proxy statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement. The information relating to our executive officers in response to this item is contained in part under the caption "Our Executive Officers" in Part I of this Annual Report on Form 10-K and the remainder is incorporated herein by reference to our definitive proxy statement for the 2006 Annual Meeting of Stockholders.

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. We will make available our code of business conduct and ethics free of charge through our Web site which is located at *www.arbinet.com.* We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the Securities and Exchange Commission and the Nasdaq National Market by filing such amendment or waiver with the Securities and Exchange Commission and by posting it on our Web site.

Item 11. Executive Compensation

The discussion under the heading "Executive Compensation" in our definitive proxy statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in our definitive proxy statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 13. Certain Relationships and Related Transactions

The discussion under the heading "Certain Relationships and Related Transactions" in our definitive proxy statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 14. Principal Accountant Fees and Services

The discussion under the heading "Independent Auditors Fees and Other Matters" in our definitive proxy statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

PART IV

Item 15. Exhibits, Financial Statements, Financial Statement Schedule, and Reports on Form 8-K

(a) (1) Consolidated Financial Statements.

Reference is made to the Index to Consolidated Financial Statements on Page F-1.

(a) (2) Consolidated Financial Statement Schedule.

Reference is made to the Index to Financial Statement Schedule on Page F-1.

(a) (3) Exhibits.

Reference is made to the Index to Exhibits on Page 52.

Schedules other than as listed above are omitted as not required or inapplicable or because the required information is provided in the consolidated financial statements, including the notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 14th day of March, 2006.

ARBINET-THEXCHANGE, INC.

By: /s/ J. CURT HOCKEMEIER

J. Curt Hockemeier, President, Chief Executive Officer and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANTHONY L. CRAIG **Anthony L. Craig**	Chairman of the Board and Director	March 14, 2006
/s/ J. CURT HOCKEMEIER **J. Curt Hockemeier**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 14, 2006
/s/ JOHN J. ROBERTS **John J. Roberts**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2006
/s/ ROBERT C. ATKINSON **Robert C. Atkinson**	Director	March 14, 2006
/s/ WILLIAM G. KINGSLEY **William G. Kingsley**	Director	March 14, 2006
/s/ ROGER H. MOORE **Roger H. Moore**	Director	March 14, 2006
/s/ DEBORAH D. RIEMAN, PH.D. **Deborah D. Rieman, Ph.D.**	Director	March 14, 2006
/s/ MICHAEL J. RUANE **Michael J. Ruane**	Director	March 14, 2006
/s/ MICHAEL J. DONAHUE **Michael J. Donahue**	Director	March 14, 2006

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement, dated September 2, 2004, by and among Band-X Limited, Arbinet-thexchange Limited and the Company (Incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
3.1	Amended and Restated Certificate of Incorporation which became effective upon the closing of the Company's initial public offering (Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
3.2	Amended and Restated By-laws which became effective upon the closing of the Company's initial public offering (Incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
4.1	Specimen Certificate evidencing shares of common stock (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
4.2	Fourth Amended and Restated Investors' Rights Agreement, dated May 30, 2003, by and among the Holders listed therein, the Founder listed therein and the Company (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.1*	Amended and Restated 1997 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.2*	First Amended and Restated Non-employee Directors' and Advisors' Stock Option Plan (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.3*	2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.4†	Factoring Agreement, dated February 1, 2003, by and between GMAC Commercial Finance LLC and the Company; Export Receivable Rider to Factoring Agreement, dated February 10, 2003, by and between GMAC Commercial Finance LLC and the Company; and Amendment to Factoring Agreement, dated December 12, 2003, by and between GMAC Commercial Finance LLC and the Company (Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.5††	Amended and Restated GMAC Commercial Finance LLC Factoring Agreement and Export Receivable Rider to Amended and Restated Factoring Agreement, by and between the Company and GMAC Commercial Finance LLC, executed as of November 10, 2005 (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.)
10.6†	Interfactor and Subordination Agreement, dated December 12, 2003, by and between SCM Telco Finance LLC, GMAC Commercial Finance LLC and the Company; Guaranty Agreement, dated December 12, 2003, by and between Highbridge/Zwirn Special Opportunities Fund, L.P. and the Company; Letter Agreement, dated December 12, 2003, by and among SCM Telco Finance LLC, Silicon Valley Bank, ORIX Venture Finance LLC and the Company; and Factoring Agreement, dated December 12, 2003, by and between SCM Telco Finance LLC and the Company (Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)

Exhibit No.	Description of Exhibit
10.7	Accounts Receivable Financing Agreement, dated February 3, 2003, by and between Silicon Valley Bank and the Company; Intercreditor Agreement, dated February 3, 2003, by and between Silicon Valley Bank and ORIX Merchant Banking LLC; Letter Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC, GMAC Commercial Finance LLC and the Company; Letter Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC and the Company; Securities Account Control Agreement, dated February 3, 2003, by and between SVB Securities, ORIX Merchant Banking LLC, Banc of America Securities LLC and the Company; Securities Account Control Agreement, dated February 3, 2003, by and between SVB Securities, Silicon Valley Bank, Banc of America Securities LLC and the Company; Deposit Account Control Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC and the Company; First Amendment to Accounts Receivable Financing Agreement, dated October 27, 2003, by and between Silicon Valley Bank and the Company; and Second Amendment to Accounts Receivable Financing Agreement, dated May 28, 2004, by and between Silicon Valley Bank and the Company (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.8**	Third Amendment to Accounts Receivable Financing Agreement, dated as of May 2, 2005, by and between Silicon Valley Bank and the Company.
10.9††**	Non-Recourse Receivables Purchase Agreement, dated as of November 28, 2005, by and between the Company and Silicon Valley Bank.
10.10	Master Lease Agreement, dated as of June 5, 2003, by and between ATEL Ventures, Inc. and the Company; and Notification of Rental Adjustment and Amendment to Equipment Schedule No. 1 to Master Lease Agreement, dated June 24, 2003, by and between ATEL Venture Fund, LLC, ATEL Capital Equipment Fund IX, LLC and the Company (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.11	Master Equipment Lease, dated as of March 1, 2002, by and between Pentech Financial Services, Inc. and the Company; Acceptance Supplement No. 1 to Master Equipment Lease, dated May 1, 2002, by and between Pentech Financial Services, Inc. and the Company; Amendment to Master Equipment Lease, dated July 1, 2002, by and between Pentech Financial Services, Inc. and the Company; Hold Harmless Agreement, dated May 1, 2002, by and between Pentech Financial Services, Inc. and the Company; and Acceptance Supplement No. 2, dated May 1, 2003, by and between Pentech Financial Services, Inc. and the Company (Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.12*	Settlement and Release Agreement dated July 8, 2004, by and between J. Curt Hockemeier and the Company (Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.13*	Employment Offer Letter, dated as of April 4, 2000, by and between J. Curt Hockemeier and the Company (Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.14*	Employment Offer Letter, dated as of July 12, 2001, by and between Peter P. Sach and the Company (Incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.15*	Employment Offer Letter, dated as of March 15, 2000, by and between Chi K. Eng and the Company (Incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)

Exhibit No.	Description of Exhibit
10.16*	Settlement Agreement, dated July 9, 2004, by and between Alex Mashinsky and the Company (Incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.17*	Employment Offer Letter, dated March 31, 2004, by and between John J. Roberts and the Company (Incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.18	Albany Street Office Lease, dated February 6, 2003, by and between Albany Street Plaza Real Estate Management Company and the Company; Lease, dated June 11, 1999, by and between AMEC Properties Limited and Pacific Gateway Exchange (U.K.) Limited; AT&T Center Office Lease, dated December 9, 1997, by and between Mitsui Fudosan (U.S.A.), Inc. and Pacific Gateway Exchange; Office Lease, by and between Bruce Goodman and the Company; Lease Agreement by and between Auda Properties, L.P. and the Company; and Office lease, dated January 20, 2000, by and between 75 Broad, LLC, and the Company (Incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.19*	Settlement and Release Agreement dated July 30, 2004, by and between Anthony L. Craig and the Company (Incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.20	Master Rental Agreement dated May 18, 2001, by and between Lombard GATX Technology Limited and the Company; Addendum to Master Rental Agreement, dated May 18, 2001, by and between Lombard Network Services Limited and the Company; and Letter Agreement, dated June 17, 2004, by and between Lombard GATX Technology Limited and the Company (Incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.21*	Form of Incentive Stock Option Agreement under 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.22*	Form of Nonstatutory Stock Option Agreement under 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.23	Standard Purchase Agreement, dated May 19, 2003, by and between Tekelec and the Company (Incorporated by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.24	Master Procurement Agreement, dated March 7, 2003, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company; Amendment No. 1 to the Master Procurement Agreement, dated September 5, 2003, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company; Amendment No. 2 to the Master Procurement Agreement, dated December 31, 2003, by and between Tekelec and the Company; Amendment No. 3 to the Master Procurement Agreement, dated March 31, 2004, by and between Tekelec and the Company; Amendment No. 4 to the Master Procurement Agreement, dated May 10, 2004, by and between Tekelec and the Company (Incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.25**	Amendment No. 5 to the Master Procurement Agreement, dated as of March 31, 2005, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company.
10.26**	Amendment No. 6 to the Master Procurement Agreement, dated as of December 21, 2005, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company.

Exhibit No.	Description of Exhibit
10.27	Assignment and Acceptance Agreement, dated August 31, 2004, by and between Highbridge/Zwirn Special Capital Opportunities Fund, LP and the Company (Incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1 (File Number 333-117278) which became effective on December 16, 2004.)
10.28**	Lease Termination Agreement, dated December 28, 2005, by and between Broad Financial Center LLC and Arbinet Communications, Inc.
10.29	Patent Acquisition Agreement by and between Arbinet-thexchange, Inc. and Summit Telecom Systems, Inc., dated as of June 3, 2005 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 25, 2005.)
10.30	Amendment to Patent Acquisition Agreement by and between Arbinet-thexchange, Inc. and Summit Telecom Systems, Inc., dated as of July 21, 2005 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 25, 2005.)
10.31	Form of Arbinet-thexchange, Inc. Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.)
21.1**	Subsidiaries of the Company
23.1**	Consent of Ernst & Young LLP.
31.1**	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer).
31.2**	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer).
32.1	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Executive Officer).
32.2	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Financial Officer).

* A management contract and compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of Form 10-K.

† Confidential treatment has been requested and granted for a portion of this exhibit.

†† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

** Filed herewith.

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Arbinet-thexchange, Inc.

We have audited the accompanying consolidated balance sheets of Arbinet-thexchange, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule included in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arbinet-thexchange, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Arbinet-thexchange, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

MetroPark, New Jersey
March 3, 2006

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005

	As of December 31,	
	2004	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 53,532,660	$ 40,364,777
Marketable securities	—	23,230,913
Trade accounts receivable (net of allowances of $899,902 and $827,462 at December 31, 2004 and 2005, respectively)	27,351,810	24,831,554
Prepaids and other current assets	2,369,746	1,461,118
Total current assets	83,254,216	89,888,362
Property and equipment, net	24,689,053	21,775,895
Security deposits	2,469,970	2,252,525
Intangible assets, net	1,862,772	2,476,053
Goodwill	2,170,236	1,901,178
Other assets	420,693	1,385,322
Total Assets	$114,866,940	$119,679,335
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Loan payable-current portion	$ 765,658	$ 820,587
Capital lease obligations-current portion	1,158,365	94,191
Accounts payable	15,645,826	13,785,594
Deferred revenue	4,314,006	3,967,970
Accrued expenses and other current liabilities	9,445,247	11,160,418
Total current liabilities	31,329,102	29,828,760
Loan payable—long-term	910,321	89,734
Capital lease obligations—long-term	808,860	26,533
Other long-term liabilities	6,580,791	3,964,222
Total Liabilities	39,629,074	33,909,249
Commitments and contingencies	—	—
Stockholders' Equity		
Preferred Stock, 5,000,000 shares authorized	—	—
Common Stock, $0.001 par value, 60,000,000 shares authorized, 24,584,574 and 25,413,202 shares issued, respectively	24,584	25,413
Additional paid-in capital	176,073,297	179,849,637
Treasury stock, 68,673 shares	(1,274,549)	(1,274,549)
Deferred compensation	(160,707)	(3,187,145)
Accumulated other comprehensive loss	(350,571)	(1,320,580)
Accumulated deficit	(99,074,188)	(88,322,690)
Total Stockholders' Equity	75,237,866	85,770,086
Total Liabilities and Stockholders' Equity	$114,866,940	$119,679,335

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Year Ended December 31,		
	2003	2004	2005
Trading revenues	$369,989,619	$475,231,245	$481,606,758
Fee revenues	33,958,652	44,734,469	48,848,318
Total revenues	403,948,271	519,965,714	530,455,076
Cost of trading revenues	369,972,234	474,916,419	481,200,159
	33,976,037	45,049,295	49,254,917
Costs and expenses			
Operations and development	10,881,862	13,437,734	13,990,619
Sales and marketing	4,712,839	5,673,789	7,564,010
General and administrative	9,588,015	9,344,634	12,541,470
Depreciation and amortization	7,203,682	9,266,416	8,864,950
Restructuring costs and litigation settlements	—	3,675,021	(2,673,449)
Total costs and expenses	32,386,398	41,397,594	40,287,600
Income from operations	1,589,639	3,651,701	8,967,317
Interest income	341,786	287,671	1,779,460
Interest expense (including $1,610,574 of interest on redeemable preferred stock for the year ended December 31, 2004)	(1,967,795)	(2,792,323)	(346,752)
Other income (expense), net	31,779	6,717,593	(1,242,477)
Income (loss) from continuing operations before income taxes	(4,591)	7,864,642	9,157,548
Income tax benefit	—	—	(1,298,062)
Income (loss) from continuing operations	(4,591)	7,864,642	10,455,610
Discontinued operations:			
Income from discontinued operations, net of income tax of $20,265	—	—	295,888
Net income (loss)	(4,591)	7,864,642	10,751,498
Preferred stock dividends and accretion	(8,005,573)	(6,678,541)	—
Net income (loss) attributable to common stockholders	$ (8,010,164)	$ 1,186,101	$ 10,751,498
Basic net income (loss) per share:			
Continuing operations	$ (4.13)	$ 0.35	$ 0.43
Discontinued operations	—	—	0.01
Net income	$ (4.13)	$ 0.35	$ 0.44
Diluted net income (loss) per share:			
Continuing operations	$ (4.13)	$ 0.21	$ 0.41
Discontinued operations	$ —	$ —	$ 0.01
Net income	$ (4.13)	$ 0.21	$ 0.42
Shares used in computing basic net income (loss) per share	1,940,835	3,367,848	24,590,454
Shares used in computing diluted net income (loss) per share	1,940,835	5,630,964	25,777,740
Pro forma diluted net income per share		$ 0.36	
Pro forma shares used to compute diluted net income per share		21,925,740	

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common Stock		Series D and Series D-1 Preferred		Additional Paid-In Capital	Stockholders' Loans	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount							
Balance December 31, 2002	1,973,820	$ 1,974	$ 58,430,884	$ 58,431	$ 29,632,738	$(1,614,833)	$ —	$ —	$ (180,651)	$(106,934,239)	$(79,036,580)
Exercise of options	82,142	82			20,083						20,165
Deferred Compensation on options and restricted stock grants	131,579	132			279,076			(279,208)			—
Amortization of deferred compensation								34,370			34,370
Net payment of stockholders loans, including interest thereon						188,561					188,561
Issuance of warrants					526,852						526,852
Accretion of preferred stock and warrants					(675,164)						(675,164)
Dividends on preferred stock					(7,330,409)						(7,330,409)
Foreign currency translation adjustment									(253,100)		(253,100)
Net loss										(4,591)	(4,591)
Balance December 31, 2003	2,187,541	2,188	58,430,884	58,431	22,453,176	(1,426,272)	—	(244,838)	(433,751)	(106,938,830)	(86,529,896)
Exercise of options	598,660	599			164,530						165,129
Exercise of warrants	391,480	391			1,264,555						1,264,946
Restricted stock grants	31,250	31			259,969						260,000
Restricted stock grant retirement	(5,590)	(6)			6						—
Amortization of deferred compensation								71,135			71,135
Reduction due to forfeitures					(12,996)			12,996			—
Legal settlement (see Note 12)	156,250	156			2,349,844						2,350,000
Net payment of stockholders loans, including interest thereon						151,723					151,723
Repayment of stockholder loans with common stock						1,274,549	(1,274,549)				—
Accretion of preferred stock and warrants					(410,162)						(410,162)
Dividends on preferred stock					(6,268,379)						(6,268,379)
Issuance of common stock in Initial Public Offering, net	4,233,849	4,234			66,588,852						66,593,086
Conversion of Preferred Stock	16,991,134	16,991	(58,430,884)	(58,431)	89,683,902						89,642,462
Foreign currency translation adjustment									83,180		83,180
Net income										7,864,642	7,864,642
Balance December 31, 2004	24,584,574	24,584	—	—	176,073,297	—	(1,274,549)	(160,707)	(350,571)	(99,074,188)	75,237,866
Exercise of options	176,735	177			209,364						209,541
Exercise of warrants	123,113	123			(123)						—
Restricted stock grants	528,780	529			3,586,974			(3,587,503)			—
Amortization of deferred compensation								541,190			541,190
Reduction due to forfeitures					(19,875)			19,875			—
Cumulative unrealized loss in available-for-sale securities									(26,464)		(26,464)
Foreign currency translation adjustment									(943,545)		(943,545)
Net income										10,751,498	10,751,498
Balance December 31, 2005	25,413,202	$25,413	$ —	$ —	$179,849,637	$ —	$(1,274,549)	$(3,187,145)	$(1,320,580)	$ (88,322,690)	$ 85,770,086

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Year Ended December 31,		
	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (4,591)	$ 7,864,642	$ 10,751,498
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	7,070,956	9,266,416	8,864,950
Amortization of deferred compensation	34,370	71,135	541,190
Loss on sale of property and equipment	166,895	—	—
Gain on discontinued operations	—	—	(295,888)
Deferred income taxes	—	—	(1,542,125)
Non-cash interest on redeemable preferred stock	—	1,610,574	—
Gain on redemption of Series B/B-1 preferred stock	—	(7,223,766)	—
Common stock issued for litigation settlement	—	2,350,000	—
Foreign currency exchange (gain) loss	(871,908)	(577,872)	471,143
Changes in operating assets and liabilities:			
Trade accounts receivable, net	(3,310,006)	(8,220,662)	2,481,385
Other current assets, security deposits and other assets	342,176	(738,206)	2,165,557
Accounts payable	2,156,261	4,685,188	(1,907,930)
Deferred revenue, accrued expenses and other current liabilities	2,308,236	3,476,407	1,630,158
Other long-term liabilities	(1,485,269)	(985,434)	(2,300,416)
Net cash provided by operating activities	6,407,120	11,578,422	20,859,522
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of certain assets of Band-X	—	(4,266,528)	—
Acquisition of certain intangible assets of Summit	—	—	(1,100,000)
Proceeds on sale of equipment	1,309,051	—	—
Purchases of property and equipment	(8,255,449)	(10,639,266)	(5,946,056)
Purchases of marketable securities	—	—	(53,905,377)
Proceeds from sales and maturities of marketable securities	—	—	30,648,000
Net cash used in investing activities	(6,946,398)	(14,905,794)	(30,303,433)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance (repayment) of indebtedness, net	2,874,977	(11,255,938)	(765,658)
Redemption of Series B and Series B-1 preferred stock	—	(15,224,898)	—
Issuance of common stock, net of costs	20,165	68,283,161	209,541
Issuance of preferred stock, net of issuance costs	9,918,651	—	—
Loans made to stockholders, net of repayments	188,561	151,723	—
Net payments on obligations under capital leases	(2,426,332)	(2,782,006)	(1,846,501)
Net cash provided by (used in) financing activities	10,576,022	39,172,042	(2,402,618)
Effect of foreign exchange rate changes on cash	767,795	540,745	(1,321,354)
Net increase (decrease) in cash and cash equivalents	10,804,539	36,385,415	(13,167,883)
Cash and cash equivalents, beginning of year	6,342,706	17,147,245	53,532,660
Cash and cash equivalents, end of period	$17,147,245	$ 53,532,660	$ 40,364,777
Supplemental disclosure of non-cash investing and financing activities:			
Assets acquired under capital leases	$ 3,228,899	$ —	$ —
Cash paid for interest	$ 1,933,683	$ 1,281,712	$ 346,752
Cash paid for income taxes	$ —	$ —	$ 51,828
Issuance of restricted stock	$ 240,008	$ —	$ 3,587,503
Repayment of stockholders' loans with common stock	$ —	$ 1,274,549	$ —
Conversion of preferred stock into common stock	$ —	$ 89,683,902	$ —

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Arbinet-thexchange, Inc. and subsidiaries ("Arbinet" or the "Company") operates an electronic market for trading, routing and settling communications capacity. Members of the Company's exchange can anonymously buy and sell voice calls and Internet capacity based on route quality and price through the Company's centralized, efficient and liquid market. Through the Company's web-based interface and fully-automated trading platform, members' orders are automatically matched using the Company's proprietary software and delivered through its state-of-the-art facilities.

Principles of Consolidation

The consolidated financial statements include the accounts of Arbinet and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less when purchased to be cash equivalents.

Marketable Securities

Marketable securities generally consist of certificates of deposits with original maturities of between 90 and 360 days and highly liquid debt securities of corporations, agencies of the U.S. government and the U.S. government. These investments can be readily purchased or sold using established markets. In accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. Such investments are classified as available-for-sale and are carried at fair value based on quoted market prices with unrealized gains and losses reported in stockholders' equity as a component of comprehensive income. Interest on marketable securities is recognized as income when earned. Realized gains and losses are calculated using specific identification.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation for leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in the acquisition of certain assets of Band-X Limited completed in September 2004 (See Note 13). Intangible assets consist of purchased existing technology, customer relationships and other intangible assets, all of which are generally amortized over periods ranging from two to ten years. Intangible assets are stated at cost, less accumulated amortization.

The Company follows the guidance of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", which requires that business combinations be accounted for using the purchase method of accounting and acquired intangible assets meeting certain criteria be recorded apart from goodwill. In addition, the Company follows the guidance of SFAS No. 142. "Goodwill and Other Intangible Assets" which requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized but instead are subject to an annual assessment for impairment by applying a fair value approach.

Software Capitalization

The Company accounts for the costs of computer software developed or obtained for internal use pursuant to Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires the capitalization of internal use software and other related costs under certain circumstances. External direct costs of materials and services and payroll costs of employees working solely on the application development stage of the project have been capitalized in accordance with SOP 98-1. Capitalized costs of the project are amortized on a straight-line method over the estimated useful life of five years from the point when the systems are placed in service.

Impairment of Goodwill and Long-Lived Assets

The Company assesses impairment of other long-lived assets in accordance with the provisions of SFAS No, 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by the Company include, but are not limited to, significant underperformances relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When the Company determines that the carrying value of a long-lived asset, other than goodwill, may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not.

In addition, the Company tests goodwill for impairment as of the first day of its fiscal fourth quarter using a two-step process prescribed in SFAS No. 142, "Goodwill and Other Intangible Assets". The first step of the goodwill impairment test compares the fair value of the Company's net assets with their carrying value, including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired. If the carrying value exceeds the fair value, the Company compares the fair value of goodwill with its carrying value and recognizes an impairment loss for the amount by which the carrying amount exceeds the fair value. Fair value is determined based on comparable market multiples or discounted cash flows where applicable. The Company currently operates in one reportable segment and its goodwill is attributed that segment. To date, the Company has not had an impairment of goodwill.

Revenue Recognition

The Company recognizes trading revenues from minutes traded on its exchange, and fee revenues from capacity-based access fees, credit risk premium fees, colocation service fees, annual membership fees and other value-added service fees. Revenues from minutes traded represent the price per minute multiplied by the number of minutes of network capacity purchased by buyers through the Company's exchange. The Company recognizes trading revenues on a gross basis because the Company acts as a principal in the transactions and not in a broker or agent capacity. Additionally, the Company has the risks and rewards of ownership since the Company collects directly from the buyer and pays directly to the seller. The Company bears the credit risk of the transactions and any potential default by the buyer does not absolve the Company from paying the seller. Revenues from access fees represent the amounts the Company charges sellers and buyers based on the capacity they make available to buy and sell with other customers (which the Company defines as "Members"). This capacity is measured by the size of the interconnection between the Member's network and the Company's exchange delivery point. The Company realizes revenue for such capacity based on a monthly minimum fee. To the extent the Member trades in excess of this minimum, the Company charges additional fees based on the additional minutes traded.

Revenues from credit risk premium fees represent the amount the Company charges Members based on each Member's gross selling activity on our exchange for that period. Revenues from colocation service fees represent the amount the Company charges Members in order for the Member-owned equipment to be placed in the Company's premises. For capacity-based access fees, credit risk premium fees and colocation service fees, the Company recognizes revenue as the service is provided. Annual membership fees are recognized over a period of one year. Deferred revenue includes the portion of membership fees not yet recognized and fees billed in advance of the month when services are provided.

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period in which the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts the realization of which is considered to be more likely than not.

Concentration of Credit Risk

Financial instruments which subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities and trade accounts receivables. The Company maintains cash with various financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. The Company's U.K. subsidiary accounted for approximately 24%, 29% and 26% of total fee revenues for the years ended December 31, 2003, 2004 and 2005, respectively. No single Member accounted for more than 10% of fee revenues for the years ended December 31, 2003, 2004 and 2005.

The Company performs ongoing credit evaluations of its Members and, in certain cases, requires collateral from Members in the form of a cash deposit. For those Members that are both sellers and buyers for the minutes traded for a specific trading period, the Company offsets the amounts receivable against the amounts payable by the Company to such Member in accordance with the respective Membership agreements. The Company has the legal right of offset according to its standard trading terms with Members.

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. Where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations to the Company, the Company records a specific allowance against amounts due to it and thereby reduces the net receivable to the amount the Company reasonably believes is likely to be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment and its historical experience. If the financial condition of the Company's customers deteriorates or if economic conditions worsen, additional allowances may be required.

The Company has agreements with certain finance companies that provide the Company with global credit risk management services. Under these agreements, the finance companies provide credit protection on certain of the Company's Members in the event of their inability to pay. We had established credit risk assessment and credit underwriting services with each of GMAC Commercial Finance LLC ("GMAC") and SCM Telco Finance LLC ("SCM Telco") that provide us with a level of credit risk protection. In August 2004, SCM Telco assigned our credit agreement to Highbridge/Zwirn Special Opportunity Fund, L.P., ("Highbridge"), which assumed all of SCM Telco's obligations under the credit agreement. The Company and Silicon Valley Bank ("SVB") entered into a Non-Recourse Receivable Purchase Agreement on November 28, 2005 whereby SVB agrees to buy from the Company all right and title to and interest in the payment of all sums owing or to be owing from certain Members arising out of certain invoices of such Members up to an aggregate of $10 million. This agreement has an initial term of two years. The Company uses this facility with SVB in lieu of the facility previously provided by Highbridge, which terminated on December 12, 2005, pursuant to its terms. Under the terms of our agreements with GMAC and SVB either GMAC or SVB assumes the credit risk of selected members to enable such members to purchase voice calls or Internet capacity on our exchange. We have certain minimum annual commissions due pursuant to the terms of our agreements with each of GMAC and SVB. Pursuant to the terms of our agreement with GMAC, which has been extended until April 30, 2007, and pursuant to the terms of our agreement with SVB, which terminates on November 30, 2007, we are required to pay minimum annual commissions of $370,000.

Fair Value of Financial Instruments

The Company's financial instruments at December 31, 2005 consist of accounts receivable, marketable securities, accounts payable and debt. For the year ended December 31, 2005, the Company did not have any derivative financial instruments. The Company believes the reported carrying amounts of its accounts receivable and accounts payable approximates fair value, based upon the short-term nature of these accounts. The fair value of the Company's loan agreements approximate carrying value at December 31, 2005 and 2004 as each of the loans bears interest at a floating rate. The fair value of the Company's marketable securities approximate carrying value at December 31, 2005 and 2004 due to either their short-term maturity or their prevailing interest rates.

Stock-Based Compensation

The Company has elected under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), to account for its employee stock options in accordance with Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), using an intrinsic value approach to measure compensation expense, if any. Companies that account for stock-based compensation arrangements for its employees under APB No. 25 are required by SFAS No. 123 to disclose the pro forma effect on net income (loss) as if the fair value based method prescribed by SFAS No. 123 had been applied. The Company plans to continue to account for stock-based compensation using the provisions of APB No. 25 and has adopted the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure".

Option valuation models require the input of highly subjective assumptions including the expected life of the option and the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Had the compensation cost for the Company's stock options been determined based on the fair value of the options at the date of grant, the Company's pro forma net income (loss) would have been as shown below.

	Year Ended December 31,		
	2003	2004	2005
Net income (loss) attributable to common stockholders, as reported	$(8,010,164)	$1,186,101	$ 10,751,498
Add: Stock-based compensation expense as reported	34,370	71,135	541,190
Deduct: Stock-based employee compensation expense determined under fair-value-based method	(58,403)	(474,234)	(10,254,514)
Pro forma net income (loss)	$(8,034,197)	$ 783,002	$ 1,038,174
Income (loss) per share:			
Basic—as reported	$ (4.13)	$ 0.35	$ 0.44
Diluted—as reported	$ (4.13)	$ 0.21	$ 0.42
Basic—pro forma	$ (4.14)	$ 0.23	$ 0.04
Diluted—pro forma	$ (4.14)	$ 0.14	$ 0.04

The fair market value of each option grant for all years presented has been estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2004	2005
Expected option lives	4 years	4 years	4 years
Risk-free interest rates	2.40%	3.29%	3.88%
Expected volatility	33.5%	35.0%	46.1%
Dividend yield	0%	0%	0%

On August 25, 2005, the Company's Board of Directors approved the accelerated vesting of all unvested employee stock options issued under its 2004 Stock Incentive Plan that have an exercise price in excess of $10. Pursuant to this action, options to purchase approximately 1.4 million shares became exercisable immediately. Based on the closing price on August 24, 2005, of $6.35, none of the options had intrinsic economic value at the time. The vesting acceleration enables the Company to avoid recognizing in its income statement compensation expense associated with these options in future periods, upon adoption of SFAS 123(R) in January 2006. As a result of this change, the Company expects to reduce the pre-tax stock option expense it otherwise would have been required to record under SFAS 123(R) by approximately $7.8 million over a four-year period of which approximately $2.5 million would be avoided in 2006.

Foreign Currency Translation

The financial position and results of operations of the Company's United Kingdom subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the exchange rate in effect at year-end. Income statement accounts and cash flows are translated at the average rate of exchange prevailing during the period. Translation adjustments, arising from the use of differing exchange rates, are included in accumulated other comprehensive income (loss). Net gains (losses) resulting from foreign currency transactions were approximately $872,000, $578,000 and $(471,000) for the years ended December 31, 2003, 2004 and 2005 and are included in other income (expense), net in the consolidated statements of operations.

In the second quarter of 2005, the Company designated, on a prospective basis, approximately $12 million of its receivable from its U.K. subsidiary as permanent in nature and commenced reporting foreign exchange translation gains and losses on that amount as a component of accumulated other comprehensive loss included in stockholders' equity. Prior to its designation as long term, the translation gains and losses related to this portion of the intercompany receivable were included in other income (expense), net in the consolidated statements of operations.

Unaudited Pro Forma Information

Upon closing of the IPO, each of the outstanding shares of mandatorily redeemable convertible preferred stock converted into shares of common stock. The pro forma basic and diluted net income per share reflect the conversion of all of the outstanding shares of mandatorily redeemable convertible preferred stock into shares of common stock as of the beginning of the year.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

Accretion of Preferred Stock Issuance Costs

The Company incurred approximately $116,000, $0 and $0 of issuance costs during the years 2003, 2004 and 2005, respectively, in connection with the issuance of various classes of its preferred stock. Such costs have been recorded as a reduction of the carrying amount of the preferred stock and were being accreted through a charge to additional paid-in capital up to the date of their conversion using the effective interest method.

Leases and Leasehold Improvements

The Company accounts for leases in accordance with SFAS No. 13, "Accounting for Leases" and other related authoritative guidance. The Company records rent expense for leases that contain scheduled rent increases on a straight-line basis over the lease term.

Reclassifications

Certain amounts in the comparative periods have been reclassified to conform to the current period's presentation in the consolidated statements of cash flows which presents the foreign currency exchange gain as an adjustment to reconcile net income (loss) to "net cash provided by operating activities".

Effects of Recently Issued Accounting Pronouncements

FASB Statement 123(R): Share-Based Payment

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and its interpretations, and amends Statement 95, Statement of Cash Flows. Generally, the approach to accounting for share-based payments in Statement 123(R) is similar to the fair-value approach permitted in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure will no longer be an alternative to financial statement recognition). In April 2005, the U.S. Securities and Exchange Commission adopted a new rule amending the compliance dates for Statement 123(R). In accordance with the new rule, the accounting provisions of Statement 123(R) will be effective for the Company in fiscal 2006. Historically, in accordance with Statement 123 and Statement 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the Company had elected to follow the disclosure only provisions of Statement 123 and, accordingly, continues to account for share based compensation under the recognition and measurement principles of APB Opinion No. 25 and related interpretations. Under APB 25, when stock options are issued with an exercise price equal to the market price of the underlying stock price on the date of grant, no compensation expense is recognized in the financial statements, and compensation expense is only disclosed in the footnotes to the financial statements. The Company is required to adopt Statement No. 123(R) beginning January 1, 2006. The Company is in the process of determining how the guidance regarding valuing share-based compensation as prescribed by Statement 123(R) will be applied to valuing share-based awards granted after the effective date and the impact that the recognition of compensation expense from prior awards will have on its financial statements. The Company expects to use the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested and to use the Black-Scholes option-pricing model to value such awards. The adoption of Statement 123(R) is expected to have a negative effect on consolidated net income.

FASB Statement No. 154: Accounting Changes And Error Corrections

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. The Statement applies to all voluntary changes in accounting principles, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting estimate.

Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors occurring in fiscal years beginning after June 1, 2005. The Company does not currently anticipate any effect of this pronouncement on its statements of operations.

FASB Staff Position No. FAS 115-1 and FAS 124-1: The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS Nos. 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* In 2004, the Emerging Issues Task Force ("EITF") issued EITF 03-1, *The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments* to provide detailed guidance on when an investment is considered impaired, whether that impairment is other-than-temporary, how to measure the impairment loss and disclosures related to impaired securities. Because of concerns about the application of the guidance of EITF 03-1 that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of the guidance. This FSP nullifies EITF 03-1 guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area, which requires a careful analysis of all pertinent facts and circumstances. In addition, the FSP generally carries forward EITF 03-1 guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. The FSP is effective for reporting periods subsequent to December 15, 2005. Our current analysis of impaired investments is consistent with the provisions of this FSP. Therefore, the adoption of this FSP is not expected to have a significant impact on our consolidated financial position and results of operations.

Earnings Per Share

Basic earnings per share are computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of convertible preferred stock, options and warrants as if they were exercised. During a loss period, the effect of the convertible preferred stock and the potential exercise of stock options and warrants was not considered in the diluted earnings per share calculation since it would be antidilutive.

The following is a reconciliation of basic number of common shares outstanding to diluted number of common and common share equivalent shares outstanding:

	Year Ended December 31,		
	2003	2004	2005
Basic number of common shares outstanding	1,940,835	3,367,848	24,590,454
Dilutive effect of stock options and warrants	—	2,263,116	1,187,286
Dilutive number of common and common share equivalents	1,940,835	5,630,964	25,777,740

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income (loss) per share would have been antidilutive:

	Year Ended December 31,		
	2003	2004	2005
Redeemable convertible preferred stock	16,991,134	—	—
Stock options	1,752,041	—	1,383,184
Preferred stock warrants	407,164	—	—
Common stock warrants	169,006	—	—
	19,319,345	—	1,383,184

The shares used in calculating the pro forma net income (loss) per share assume the conversion of the following mandatorily redeemable convertible preferred shares and warrants outstanding:

	Year Ended December 31, 2004
Net income	$ 7,864,642
Weighted average common shares outstanding	3,367,848
Less weighted average of conversion of mandatorily redeemable convertible preferred stock in amount above	(696,358)
Plus conversion of mandatorily redeemable convertible preferred stock	16,991,134
Total weighted average shares outstanding used in computing pro forma net income per share	19,662,624
Dilutive effect of stock options and warrants	2,263,116
Total common stock and common stock equivalents	21,925,740
Pro forma basic net income per share	$ 0.40
Pro forma diluted net income per share	$ 0.36

2. RESTRUCTURING CHARGES

During 2001 and 2002, the Company exited two separate facilities and accordingly recorded charges for the future lease obligations, net of estimated sub-lease income. During the fourth quarter of 2005, the Company renegotiated a leased property that was exited in 2001. This renegotiation resulted in a lease termination agreement that requires the Company to make scheduled payments to the landlord through December 31, 2009. Accordingly, the Company recorded an adjustment of $922,287 to the liability for the revision to the prior estimate. The table below shows the amount of the charges and the cash payments related to those liabilities.

	Total
Balance at December 31, 2002	$ 5,552,467
Cash payments	(263,111)
Balance at December 31, 2003	5,289,356
Cash payments	(713,685)
Balance at December 31, 2004	4,575,671
Cash payments	(1,428,586)
Adjustment to liability for revision in estimate based on settlement agreement	(922,287)
Balance at December 31, 2005	$ 2,224,798

As of December 31, 2005, $0.5 million of the $2.2 million balance is recorded in accrued liabilities and $1.7 million is recorded in other long-term liabilities.

3. DISCONTINUED OPERATIONS

In October 1999, the Company ceased the operations of Bellfax, Inc. ("Bellfax"), a wholly-owned subsidiary. Bellfax was engaged in the sale and rental of telecommunication equipment and operating international routes.

Bellfax's operations focused on the transfer of telecommunications capacity in specific markets for an individual telecommunications company, using Bellfax's proprietary software and network infrastructure. In 2005, management reevaluated the $670,000 liability related to Bellfax and determined that approximately $350,000 was needed at December 31, 2005, which is recorded in other long-term liabilities. Accordingly, $295,888, net of income tax of $20,265, was recognized as income from discontinued operations in 2005.

4. MARKETABLE SECURITIES

Marketable securities have been classified as available-for-sale and are carried at fair value based on quoted market prices. Interest on marketable securities is recognized as income when earned. Realized gains and losses are calculated using specific identification. Gross realized gains and losses from the sale of securities classified as available-for-sale were not material for the year ended December 31, 2005. All marketable securities at December 31, 2005 have a maturity of one year or less. As of December 31, 2005, the Company's net unrealized losses in its available-for-sale securities were comprised of unrealized gains of $258 and unrealized losses of $26,722. The following is a summary of marketable securities at December 31, 2005 by type:

	2005
Commercial paper	$16,569,659
U.S. Government and federal agency obligations	11,739,033
Certificates of deposit	2,026,611
Corporate bonds	3,021,559
	33,356,862
Less: amounts classified as cash equivalents	10,125,949
Total marketable securities	$23,230,913

There were no individual marketable securities which carried an unrealized loss for the past twelve consecutive months. The net unrealized losses of these debt instruments were $26,464. These debt instruments have an aggregate fair value of approximately $21,100,000 and are primarily comprised of three corporate bonds rated AA or better, and six government agency securities. The Company has evaluated the credit risk of the securities which carried unrealized losses for six or more consecutive months. The credit risk of these instruments has not been adversely affected by a ratings downgrade and there has been no negative impact relating to the industry or sector of the issuers of these instruments. The government agency securities have continued to trade at consistent spreads over the past year, providing further indication that there has been no negative impact to these securities. The credit ratings of these securities remain within the Company's investment policy guidelines. Based upon this evaluation, the Company has determined that the unrealized losses are predominantly the result of rising interest rates relative to rates at the time the securities were purchased in 2005. This decline in value of these investments is considered to be temporary in nature, and as a result, the Company has continued to account for these as unrealized losses as of December 31, 2005.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2004 and 2005:

	2004	2005	Estimated Useful Life
Telecommunications equipment and software	$ 48,839,736	$ 53,619,136	5 to 7 years
Furniture and fixtures	4,527,946	4,905,351	5 to 7 years
Leasehold improvements	8,115,845	8,114,539	Shorter of initial lease term or useful life
	61,483,527	66,639,026	
Less accumulated depreciation and amortization	(36,794,474)	(44,863,131)	
Property and equipment, net	$ 24,689,053	$ 21,775,895	

Property and equipment, net, includes equipment under capital leases of $3,657,952 and $2,367,294 (net of accumulated depreciation of $3,273,160 and $4,347,022) at December 31, 2004 and 2005, respectively. Property and equipment, net, includes capitalization of software for internal use of $7,853,203 and $6,187,540 (net of accumulated amortization of $16,315,868 and $19,558,754) at December 31, 2004 and 2005, respectively. Amortization of software for internal use was $2,987,026, $4,100,062 and $3,274,689 in 2003, 2004 and 2005, respectively. Property and equipment, net includes approximately $5.3 million and $4.3 million of assets located in the Company's leased facilities in the United Kingdom as of December 31, 2004 and 2005, respectively.

In 2003, the Company sold certain fixed assets to an equipment finance company who leased these assets back to the Company. This lease is recorded as a capital lease and the Company realized an approximate $0.2 million loss on the sale in 2003.

6. INDEBTEDNESS

Indebtedness consisted of the following at December 31, 2004 and 2005:

	2004	2005
GECC Loan	$1,675,979	$ 910,321
Less current portion	(765,658)	(820,587)
Loan payable—long term	$ 910,321	$ 89,734

GECC Loan. Under the terms of the agreement, borrowings by the Company bear interest at 7% per annum and are payable in monthly payments of approximately $72,000 with the final scheduled payment of approximately $90,000 due in January 2007.

Silicon Valley Bank Loan. The Company entered into an Agreement with Silicon Valley Bank ("SVB") whereby SVB provides the Company with receivables financing on certain of the Company's trade accounts receivables of up to $25 million (the "SVB Agreement"). Interest is accrued on the daily outstanding loan balance at a rate equal to the prime rate 7.25% at December 31, 2005. This agreement contains a financial covenant requiring the Company to maintain a minimum EBITDA (earnings before interest, taxes, depreciation and amortization) among other matters. For the year ended December 31, 2005, the Company was in compliance with all covenants under this loan agreement. As of December 31, 2005, the full $25.0 million was available to the Company as no amounts were outstanding under this facility. Our current credit facility with Silicon Valley Bank expires in May 2006. We expect to extend the expiration date on this facility.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2004	December 31, 2005
Compensation and related benefits	$1,331,898	$ 1,193,431
Security deposits from Members	1,682,206	3,222,846
Rent	967,046	655,658
Prepayments from Members	2,277,158	2,109,225
Value added tax	728,331	816,316
Professional fees	520,381	757,014
Litigation settlement	500,000	500,000
Capital expenditures	227,929	—
Due to Silicon Valley Bank	—	862,444
Other	1,210,298	1,043,484
	$9,445,247	$11,160,418

8. STOCKHOLDERS' EQUITY AND INITIAL PUBLIC OFFERING

In November 2004, the Board of Directors approved a 16-for-1 reverse stock split related to the Company's common stock. All share, per share and stock option data was restated in order to reflect such split retroactively.

On December 16, 2004, the Company sold 4,233,849 shares of common stock in its initial public offering at an offering price of $17.50 per share. The net proceeds of the IPO were $66.6 million after deducting underwriting discounts, commissions and offering expenses.

As of December 31, 2005, 2,609,375 shares of common stock are reserved for stock options granted and 11,849 shares are reserved for warrants to purchase common stock. As of December 31, 2005, these warrants are exercisable at prices ranging from $4.99 to $8 per share.

9. STOCK COMPENSATION

The Company has established a stock incentive plan (the "Plan") which provides the granting of options to officers, employees, directors, and consultants of the Company. Plan options granted generally have a four-year vesting period and expire ten years after grant. As of December 31, 2005, options to purchase 1,239,008 shares of common stock were available for future grants. The Company applies APB No. 25 and related interpretations in accounting for its Plan.

A summary of the Company's stock options activity (including options granted outside the Plan to non-employees) during 2003, 2004 and 2005 is presented below:

	2003	Weighted Average Exercise Price	2004	Weighted Average Exercise Price	2005	Weighted Average Exercise Price
Outstanding, at beginning of year	1,743,141	$ 0.32	1,752,041	$ 0.48	2,024,298	$ 6.88
Granted	175,354	2.40	919,958	14.56	883,815	21.82
Exercised	(82,142)	(0.16)	(598,660)	(0.32)	(176,735)	(1.19)
Forfeited	(84,312)	(0.32)	(49,041)	(2.56)	(92,205)	(14.63)
Outstanding, at end of year	1,752,041	0.48	2,024,298	6.88	2,639,173	12.09
Options exercisable at year-end	866,500	0.34	695,778	0.80	2,259,552	13.13
Weighted average grant date fair value of options granted during the year	$ 0.93		$ 4.62		$ 7.83	

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2005:

Exercise Price	Number Outstanding	Weighted Average Years Remaining on Contractual Life	Number Exercisable
$0.16	811,958	6.2	729,910
$0.88	12,533	3.6	12,533
$1.82	59,561	7.4	34,448
$2.03	5,000	4.0	5,000
$3.81	23,535	7.6	11,863
$5.79	12,705	7.9	3,797
$6.18	3,960	9.6	—
$6.35	75,000	9.6	6,249
$6.67	6,450	9.9	—
$6.68	16,000	9.6	—
$7.01	16,000	10.0	—
$8.32	157,287	8.1	72,568
$12.00	56,000	9.5	—
$15.04	457,186	8.9	457,186
$15.35	3,000	9.3	3,000
$17.50	6,250	9.0	6,250
$18.59	221,248	9.6	221,248
$20.83	1,500	9.2	1,500
$23.85	5,750	9.2	5,750
$24.39	2,500	9.1	2,500
$25.15	595,000	9.1	595,000
$26.55	90,750	9.1	90,750
	2,639,173		2,259,552

On August 25, 2005, the Company's Board of Directors approved the accelerated vesting of all unvested employee stock options issued under its 2004 Stock Incentive Plan that have an exercise price in excess of $10. Pursuant to this action, options to purchase approximately 1.4 million shares became exercisable immediately. Based on the closing price on August 24, 2005, of $6.35, none of these options had intrinsic economic value at the time. The vesting acceleration enables the Company to avoid recognizing in its income statement compensation expense associated with these options in future periods, upon adoption of SFAS 123(R) in January 2006. As a result of this change, the Company expects to reduce the pre-tax stock option expense it otherwise would have been required to record under SFAS 123(R) by approximately $7.8 million over a four-year period of which approximately $2.5 million would be avoided in 2006.

During August 2005, the Company awarded 512,780 restricted stock grants under its 2004 Stock Incentive Plan. These grants, which were issued to certain officers and employees of the Company, vest annually over a three-year period. Approximately $3.3 million of deferred compensation, which will be amortized over the life of the grants, was recorded as a result of this transaction.

10. INCOME TAXES

The Company recorded an income tax benefit of approximately $1.3 million for the year ended December 31, 2005 primarily related to the reversal of a portion of the valuation allowance recorded against deferred tax assets.

The income tax expense (benefit) consists of the following:

	2003	2004	2005
Current:			
Federal	$—	$—	$ 175,189
State	—	—	68,874
Total Current	—	—	244,063
Deferred:			
Federal	—	—	(1,079,278)
State	—	—	(462,847)
Total Deferred	—	—	(1,542,125)
Total income tax benefit	$—	$—	$(1,298,062)

The income tax expense on income from discontinued operations in 2005 includes $6,039 of federal taxes and $14,227 of state taxes. The difference between the federal statutory tax rate and the effective tax rate is primarily related to the expected utilization of certain of the Company's net operating loss carryforwards, the impact of state taxes and the impact of foreign taxes on the portion of pre-tax income associated with the Company's U.K. subsidiary. The reconciliation of income taxes from continuing operations computed at U.S. federal statutory rates to income tax expense is as follows:

	2003	2004	2005
Tax (benefit) at federal statutory rate (35%)	$(1,607)	$ 2,752,625	$ 3,205,142
State taxes, net of federal benefit	—	—	(252,864)
Losses with no benefit	1,607	—	1,010,015
Non-deductible expenses	—	—	53,165
Utilization of NOLs and reversal of valuation allowance-federal	—	(2,752,625)	(5,313,520)
Total income tax benefit	$ —	$ —	$(1,298,062)

The components of income (loss) from continuing operations before income taxes are as follows:

	2003	2004	2005
Income (loss)-U.S.	$(58,337)	$7,310,191	$12,009,018
Income (loss)-international	53,746	554,451	(2,851,470)
	$ (4,591)	$7,864,642	$ 9,157,548

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the deferred tax assets and liabilities at December 31, 2005 are as follows:

	2004	2005
Deferred tax liabilities:		
Depreciation	$ (6,618,840)	$ (7,961,887)
Deferred tax liability	(6,618,840)	(7,961,887)
Deferred tax assets:		
Net operating loss carryforwards	37,899,014	38,296,878
Impairments	6,949,153	7,296,007
Accrued rent	2,843,473	1,796,924
Deferred income	1,139,299	1,198,794
Other	525,458	812,232
Deferred tax asset	49,356,397	49,400,835
Valuation allowance	(42,737,557)	(39,896,823)
Net Deferred Tax Asset	$ —	$ 1,542,125

At December 31, 2004 a full valuation allowance in the amount of $42.7 million was recorded against net deferred tax assets since at that date, the Company had no assurance of realizing those assets. At December 31, 2005 a valuation allowance in the amount of $39.9 million has been recorded and reflects a reversal of a portion of the valuation allowance recorded against deferred tax assets.

When evaluating the ability for the Company to record a net deferred tax asset, SFAS No. 109 "Accounting for Income Taxes" requires the Company consider all sources of taxable income as well as all available evidence to determine that it is more likely than not that it will be able to utilize this asset. As a result of the evaluation of all relevant and available evidence, the Company has concluded at December 31, 2005 it is more likely than not to utilize approximately $1.5 million of its net deferred tax assets. The Company will continue to refine and monitor all available evidence during future periods in order to more fully evaluate the recoverability of its deferred tax assets.

Approximately $301,000 of the valuation allowance for deferred tax assets is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital rather than current income when subsequently recognized.

A portion of the net deferred tax asset is recorded in other current assets ($81,132 related to state and $189,187 related to federal) and the remainder is recorded in other long-term assets ($381,715 related to state and $890,091 related to federal).

At December 31, 2005, the Company had net operating loss carryforwards ("NOLs") of approximately $84.1 million for U.S. federal income tax purposes that expire on various dates between 2020 and 2023 if not utilized. The availability of the NOL carryforwards to offset future taxable income is subject to annual limitations imposed by Internal Revenue Code Section 382 as a result of an ownership change. To the extent an annual NOL limitation is not used, it accumulates and carries forward to future years. Management believes that an ownership change exists in a prior year and that such change will not affect the Company's ability to utilize these NOL carryforwards.

11. 401(k) PLAN

The Company contributions under the 401(k) Plan are computed at 4% of an employee's eligible compensation subject to certain limits. Contributions into the plan in 2003, 2004 and 2005 were approximately $45,000, $211,000 and $251,000, respectively. These contributions were recorded as expense for each year in the consolidated statements of operations.

12. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

On March 18, 2003, World Access, Inc. f/k/a WAXS, Inc., WA Telcom Products Co., Inc., WorldxChange Communications, Inc., Facilicom International LLC and World Access Telecommunications Group, Inc. f/k/a Cherry Communications Incorporated d/b/a Resurgens Communications Group, or collectively the Debtors, filed a lawsuit against us in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. The Debtors had previously filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. The Debtors seek recovery of certain payments they made to us as a buyer on our exchange, which total approximately $855,000. The Debtors claim that such payments were a preferential payment under the Bankruptcy Code. The Debtors also seek costs and expenses, including attorneys' fees and interest. We filed an answer to the complaint on April 18, 2003, denying the Debtors' claims for relief and asserting several affirmative defenses. On August 12, 2003, we served discovery on the attorneys for World Access and its related entities. Shortly after we served our discovery, the bankruptcy judge entered an order stating that the cases of World Access and its related entities, which had been jointly administered, could not be substantively consolidated. Since then the majority of Debtors' preference complaints in the case have been continued. In September 2004, the Debtors have confirmed a Plan of Liquidation which created a trust to proceed with liquidating avoidance actions. At a scheduling conference held on October 12, 2005, the Court set a discovery cut-off date of September 29, 2006, designated October 30, 2006 as the date for parties to file dispositive motions, set November 30, 2006 as the date by which the parties must file a joint pre-trial statement and set the next status date for December 5, 2006. The foregoing dates were uniform for all adversary cases (approximately 50) where the amount of the recovery sought by the Trustee exceeded $100,000 and may be amended by the agreement of the parties. Based on a statement from the Court at the status hearing, it does not appear that the Court will be ready to try any of the adversary proceedings before the second quarter of 2007.

On May 27, 2003, we received a demand letter from counsel for Octane Capital Management and its affiliate, Octane Capital Fund I, L.P., or collectively Octane, demanding the right to purchase up to $2.8 million of our shares of Series E preferred stock on the same terms as originally set forth in a Securities Purchase Agreement dated as of July 3, 2001. Additionally, the letter demanded the right to convert Octane's investment in shares of our Series D preferred stock into shares of Series D-1 preferred stock pursuant to the terms of such purchase agreement. The Octane demand letter also alleged violations of Octane's rights under a Second Amended and Restated Investors' Rights Agreement dated as of March 7, 2000, or the Investors' Rights Agreement, including, among other allegations, the allegation that Octane did not receive proper advance notice of the complete terms of our Series E preferred stock offering. On May 28, 2003, we sent notice to all stockholders, including Octane, indicating our plan to defend against these claims.

On September 1, 2004, after no contact with us for over a year, Octane contacted our representatives to renew its demand against us. We responded to Octane's demand, denying all allegations of wrongdoing.

On December 10, 2004, we received a complaint filed that day by Octane and Amerindo Technology Growth Fund II Inc., or ATGF, another investor of the Company, in the United States District Court for the Southern District of New York, entitled Octane Capital Fund, L.L.P. et al. v. Arbinet-thexchange, Inc., Civil

Action No. 04-CV-9759 (KMW). Octane and ATGF filed an amended complaint with the court on December 13, 2004, amending and replacing the December 10, 2004 complaint. The amended complaint alleged, among other things, that we breached terms of the Investors' Rights Agreement by failing to give Octane and ATGF proper advance notice of the complete terms of our Series E preferred stock offering. The amended complaint sought money damages for both Octane and ATGF for the alleged breach of contract. On February 11, 2005, we filed our answer to the amended complaint, denying all liability, and filed counterclaims against Octane and ATGF for, among other claims, breach of the Investors' Rights Agreement in connection with their conduct seeking additional shares of stock and other relief.

It is our position that Octane waived the right to participate in the Series E Financing and to receive notice from us relating to such offering, and that, in addition, sufficient notice was provided to Octane and ATGF. Prior to the Series E Financing, we received notice from a representative of Octane indicating that Octane was planning not to exercise its rights to participate in the Series E Financing due to its capital constraints. In such notice, Octane did not reference that any potential terms would impact its decision not to participate in the Series E Financing. We believe, however, that sufficient notice of the terms of the Series E Financing was given to Octane and ATGF. In that regard, on June 15, 2001, we sent Octane and ATGF, along with other potential investors, notice of the general terms of the Series E Financing. Consistent with its earlier notice informing us that it did not intend to participate in the Series E Financing, Octane did not respond to this notice and contends that there was no waiver. ATGF did not indicate an interest in participating in the Series E Financing under the terms of the June 15, 2001 notice. The June 15, 2001 notice included a statement that we might change the pre-investment capitalization in order to incent previous investors to purchase Series E preferred stock. However, Octane and ATGF alleged that the notice was insufficient because it failed to disclose different and more favorable terms ultimately included in the Securities Purchase Agreement dated July 3, 2001.

On May 9, 2005, the plaintiffs filed an unopposed motion to dismiss this case in federal court without prejudice for lack of subject matter jurisdiction. The court granted the plaintiffs' motion on the same day. On November 4, 2005, Octane renewed the lawsuit by filing a substantially similar complaint in the Superior Court of New Jersey, Middlesex County, in an action entitled Octane Capital Fund I, L.P. v. Arbinet-thexhange, Inc., Docket No. MID-L-7990-05. Octane is the only plaintiff in the case. We intend to defend vigorously against the claims.

On December 13, 2004, we received a letter from legal counsel to Zarick Schwartz and his company, ATOS, with respect to his alleged intellectual property rights relating to telecommunications operating system technology. Among other matters, Mr. Schwartz and ATOS claimed that Mr. Schwartz is the sole inventor of technology that was subsequently claimed by Arbinet as the subject matter of certain of our patents. Arbinet denies all of the allegations. On December 14, 2004, we reached an agreement with Mr. Schwartz and ATOS to submit this dispute to binding arbitration. The parties have agreed that in the event the arbitration determines that Mr. Schwartz is in fact the sole inventor of the subject matter claimed in at least one of Arbinet's patents listed in the December 13, 2004 letter, and the operation of Arbinet's business comes within the scope of such claim, then Arbinet shall pay Mr. Schwartz or ATOS an aggregate of $1.5 million over five years. In the event the arbitration determines that Mr. Schwartz is not the sole inventor of the subject matter of any of the listed Arbinet patents, then Arbinet shall pay Mr. Schwartz or ATOS an aggregate of $500,000. Mr. Schwartz released all other claims against Arbinet, other than the inventorship claims to be arbitrated in the binding arbitration. Mr. Schwartz has agreed to assign any and all of his rights in the Arbinet patents, if it is determined that he has any rights, to Arbinet, and Mr. Schwartz will cooperate in executing any documents needed to perfect Arbinet's interests in its patents worldwide. Each of the parties shall bear its own costs and expenses, including legal fees. Arbinet intends to vigorously defend itself during the arbitration to ensure that inventorship is properly determined.

On March 15, 2005, Schwartz filed a Demand for Arbitration with the American Arbitration Association ("AAA"). On March 16, 2005, counsel for Schwartz wrote to counsel for Arbinet stating that Schwartz was "narrowing the claims to perhaps two and preferably one to assert during the arbitration." On April 6, 2005, Arbinet filed its Answer and Counterclaims. Arbinet's Answer "denies generally, that Schwartz is an inventor, sole or otherwise, of any Arbinet Patent." Arbinet's Counterclaims include claims for duress, fraud, intentional interference with prospective business advantage, and anticipatory breach of contract. On July 14, 2005, the AAA decided that the arbitration would be heard by three arbitrators. Schwartz disputed that decision and, on August 29, 2005, filed an action in the United States District Court for the District of New Jersey, Civil Action No. 05-4234, requesting an order overturning the AAA's decision and requesting sanctions, including attorneys fees. On November 1, the District Court dismissed Schwartz's challenge to the AAA's decision for lack of subject matter jurisdiction.

On December 15, 2005, the AAA panel of three arbitrators held a Preliminary Hearing and scheduled the arbitration hearing for July 10 through July 14, 2006. On January 16, 2006, Schwartz filed a More Definite Statement of Claims, in which he narrowed his claims of inventorship and infringement to a single patent, U.S. Patent No. 6,088,436 (the "436 patent"). On January 23, 2006, Arbinet filed a More Definite Statement of Defenses and Counterclaims in which it denied that Schwartz was the inventor of the 436 patent, denied that it infringed the 436 patent when Schwartz sent his demand letter, and asserted its counterclaims against Schwartz.

On May 13, 2005, we received a letter from counsel representing Alex Mashinsky, our founder and a former officer and director, together with a draft complaint and a draft press release, threatening to commence litigation in the Southern District of New York against us, as well as against Communications Ventures III, L.P., one of our shareholders, our Chairman Anthony L. Craig, former director Roland A. Van der Meer, and our President, Chief Executive Officer and director J. Curt Hockemeier, if we do not agree to an "amicable settlement" with him. Mashinsky alleges breach of fiduciary duty, self-dealing, fraud, and breach of contract in connection with our Series E preferred stock financing consummated in 2001, asserting over $90 million in damages. According to his correspondence he "is prepared to discuss settlement of this matter at an amount representing a significant discount." We believe that his allegations are without merit. In a loan settlement agreement dated July 9, 2004, Mashinsky acknowledged and agreed that, in June 2001, he had consented to the Series E preferred stock financing. By letter dated May 31, 2005, the Company and other potential defendants responded to Mashinsky's letter, denying any liability and describing potential counterclaims that would be asserted against Mashinsky should he pursue his claims. If Mashinsky commences litigation against us, we intend to vigorously defend against his claims.

During the period August 11, 2005 through September 26, 2005, we were named as a defendant in four purported securities class action lawsuits that were filed in the state and federal courts in New Jersey against us and certain of our officers, current and former directors and the underwriters for our initial public offering: Jonathan Crowell v. Arbinet-thexchange, Inc., et al., MID-L-5874-05 (N.J. Sup. Ct.); Harish Grover v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04404 (D. N.J.); Sandra Schwartz v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04444 (D. N.J.); and James Bendrick v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04664 (D. N.J.). On September 27, 2005 defendants removed the Crowell action to United States District Court for the District of New Jersey, where it has been docketed as Jonathan Crowell v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-4697.

These lawsuits allege violations of the registration and anti-fraud provisions of the federal securities laws due to alleged statements in and omissions from Arbinet's initial public offering registration statement, as well as statements made by the Company following the IPO. The complaints seek, among other things, unspecified damages and costs associated with the litigation.

On December 6, 2005, Sandra Schwartz was appointed Lead Plaintiff in the class action securities litigation. The separate securities class action lawsuits that were filed in the federal courts in New Jersey were consolidated into the action entitled In re Arbinet-thexchange, Inc. Securities Litigation, C.A. No. 05-CV-04444-JLL_RJH (D.N.J.)

On February 17, 2006, the Consolidated and Amended Complaint ("Amended Complaint") was filed with the court. The Amended Complaint continues to allege violations of the registration and anti-fraud provisions of the federal securities laws due to alleged statements in and omissions from Arbinet's initial public offering registration statement. The Amended Complaint seeks, among other things, unspecified damages and costs associated with the litigation. We continue to believe the claims against us are without merit and intend to defend the litigation vigorously.

On December 15, 2005, Arbinet filed a patent infringement lawsuit against World-Link Telecom, Inc. in the U. S. District Court in the Eastern District of New York. Arbinet asserts that World-Link has infringed three of its U.S. patents relating to the trading of telecommunications capacity, namely, U.S. Patent Nos. 6,226,365; 6,442,258; and 6,542,588. By its Complaint, Arbinet seeks damages and injunctive relief.

World-Link filed its Answer and Counterclaims to the Complaint on January 23, 2006. By its Answer, World-Link denied Arbinet's infringement allegations and asserted that the claims of the patents in suit are invalid. World-Link also asserted a counterclaim for declaratory judgment that it did not infringe the patents in suit and that the patents in suit were invalid, and counterclaims for tortious interference with contractual relations and monopolization or attempted monopolization under section 2 of the Sherman Act.

On February 8, 2006, the parties attended an initial conference with the Magistrate Judge assigned to the case for the purposes of setting a schedule for the case. The magistrate judge set November 8, 2006 for the next status conference. No case schedule has been issued yet.

The litigation process is inherently uncertain, and we cannot guarantee that the outcomes of the abovementioned proceedings and lawsuits will be favorable for us or that they will not be material to our business, results of operations or financial position. However, the Company does not believe that these matters will have a material adverse effect on our business, results of operations or financial position.

Operating Leases

The Company leases office facilities and certain equipment under operating leases expiring through 2015. As these leases expire, it can be expected that in the normal course of business they will be renewed or replaced. In addition, certain lease agreements contain renewal options and rent escalation clauses. We do not consider any individual lease as material to our operations. Aggregate future minimum rental payments are:

Year ending December 31:	
2006	$ 3,184,000
2007	3,221,000
2008	2,833,000
2009	2,716,000
2010	1,953,000
Thereafter	5,370,000
	$19,277,000

Rent expense for the years ended December 31, 2003, 2004 and 2005, was approximately $2,557,000, $3,026,000 and $2,974,000, respectively. In 2002, the Company received $2 million from the landlord of its London leasehold. The landlord paid this amount for the right to terminate the lease at an earlier date than stated in the lease. The Company has recognized approximately $923,000, $461,000 and $0 of this amount for the years ended December 31, 2003, 2004 and 2005 as a reduction of rent expense. Approximately $2.4 million and $2.2 million of security deposits as of December 31, 2004 and 2005, respectively, represent collateral for the landlords under various leases. The Company has approximately $5.9 million and $3.6 million recorded as accrued rent in other long-term liabilities as of December 31, 2004 and 2005, respectively.

Capital Leases

The Company leases certain equipment under capital leases which expire at various dates through 2008. Borrowings under capital leases bear interest at various interest rates ranging from 9.53% to 14.68% per annum. Amounts charged to interest expense related to capital leases were approximately $400,000, $300,000 and $100,000 for the years ended December 31, 2003, 2004 and 2005, respectively. The minimum future lease obligations as of December 31, 2005, under these noncancelable capital leases are approximately as follows:

Year ending December 31:	
2006	$100,174
2007	21,627
2008	6,930
	128,731
Less amounts representing interest	(8,007)
Present value of minimum lease payments	120,724
Less current portion	(94,191)
Long-term obligations under capital leases	$ 26,533

Purchase Obligations

The Company has an agreement with one of its equipment vendors which obligates the Company to purchase certain equipment and services for approximately $3,100,000 in 2006, $525,000 in 2007, $75,000 in 2008 and $50,000 in 2009. The Company has made purchases from this vendor of approximately $3 million, $4 million and $2 million in 2003, 2004 and 2005, respectively.

Employment Agreements

The Company has several employment agreements with officers of the Company. The agreements provide for an annual base compensation and the issuance of stock options. These stock options were granted at fair market value. These agreements generally contain provisions for severance payouts in the event of termination of employment of the officers.

13. ACQUISITION OF CERTAIN ASSETS OF BAND-X LIMITED AND SUMMIT TELECOM SYSTEMS, INC.

On September 24, 2004, the Company, through its wholly-owned subsidiary, Arbinet-thexchange Limited, acquired certain assets used in operating Band-X Limited's IP Trading Exchange business (and the business of providing related IP services) (the "Band-X Acquisition") with operations in New York, London and Edinburgh. The purchase price was $4 million subject to certain working capital adjustments.

The results of operations of this business and the estimated fair market values of the acquired assets have been included in the consolidated financial statements from the date of the acquisition. The components of the aggregate costs of the transaction are as follows:

Cash	$ 4,000,000
Transaction costs	266,528
	$ 4,266,528

The purchase price for the Band-X Acquisition was allocated to assets acquired based on their estimated fair values determined by management with the assistance of a third-party appraiser as follows:

		Estimated Amortizable Life
Total tangible assets	$ 400,000	N/A
Existing customer relationships	1,700,000	10 years
Existing technology	130,000	2 years
Other intangibles	100,000	3 years
Goodwill	1,936,528	N/A
	$4,266,528	

The following unaudited pro forma consolidated results of operations reflects the results of operations for the years ended December 31, 2003 and 2004 as if the Band-X Acquisition had occurred on January 1 of the applicable year of acquisition and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the Band-X Acquisition actually taken place on January 1 of the applicable year and may not be indicative of future operating results (in thousands, except per share data).

	Year Ended December 31, 2003	Year Ended December 31, 2004
	(Unaudited)	(Unaudited)
Total revenues	$408,857	$523,842
Net income (loss)	$ (1,834)	$ 7,731
Basic net income (loss) per share	$ (0.10)	$ 0.39
Diluted net income (loss) per share	$ (0.10)	$ 0.35

The Company and Summit Telecom Systems, Inc. ("Summit") entered into a Patent Acquisition Agreement on June 3, 2005 and an Amendment to the Patent Acquisition Agreement on July 21, 2005 (together, the "Agreements"), pursuant to which Arbinet obtained Summit's entire right, title and interest in certain intellectual property, including patents relating to the field of telecommunications services. Under the terms of the Agreements, in July 2005 Arbinet made an initial cash payment to Summit of $900,000. A second cash payment of $200,000 is being held in escrow until June 2006 at which time it will be released to Summit. These acquired assets are being amortized over 10 years and are included in Intangible assets, net.

The balance of goodwill was $2,170,236 and $1,901,178 at December 31, 2004 and 2005, respectively. The change in the carrying amount is primarily related to the difference in the exchange rate in effect at December 31, 2004 and 2005. The goodwill balances are recorded using the local currency (British pounds sterling) as the functional currency and are translated into US dollars at the exchange rate in effect at year-end.

The following table summarizes the intangibles subject to amortization at the dates indicated:

	December 31, 2004			December 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Patent	$ —	$ —	$ —	$1,100,000	$ 54,000	$1,046,000
Non-compete agreement	99,992	8,332	91,660	89,677	37,365	52,312
Acquired technology	129,990	16,249	113,741	116,579	72,862	43,717
Existing customer relationships	1,699,868	42,497	1,657,371	1,524,587	190,563	1,334,024
Total intangibles	$1,929,850	$67,078	$1,862,772	$2,830,843	$354,790	$2,476,053

Amortization expense for intangibles totaled approximately $67,000 and $309,000 for the years ended December 31, 2004 and 2005, respectively. Aggregate amortization expense for intangible assets is estimated to be:

Year Ending December 31, 2006	$ 334,000
Year Ending December 31, 2007	283,000
Year Ending December 31, 2008	260,000
Year Ending December 31, 2009	260,000
Year Ending December 31, 2010	260,000
Subsequent years	1,079,000

14. QUARTERLY INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2005:					
Total revenues	$136,742,746	$132,515,384	$134,941,268	$126,255,678	$530,455,076
Cost of trading revenues	124,232,807	120,729,033	121,902,926	114,335,393	481,200,159
Income from operations	1,775,696	2,735,022	2,502,708	1,953,891	8,967,317
Net income	1,294,612	2,342,661	2,368,042	4,746,183	10,751,498
Earnings per share:					
Basic	$ 0.05	$ 0.10	$ 0.10	$ 0.19	$ 0.44
Diluted	$ 0.05	$ 0.09	$ 0.09	$ 0.18	$ 0.42
Year ended December 31, 2004:					
Total revenues	$117,897,070	$127,349,021	$129,007,661	$145,711,962	$519,965,714
Cost of trading revenues	107,743, 571	116,802,505	117,477,408	132,892,935	474,916,419
Income (loss) from operations	1,633,488	1,561,213	1,371,802	(914,802)	3,651,701
Net income	835,775	617,523	417,478	5,993,866	7,864,642
Earnings per share:					
Basic	$ (0.41)	$ (0.42)	$ (0.52)	$ 0.72	$ 0.35
Diluted	$ (0.41)	$ (0.42)	$ (0.52)	$ 0.54	$ 0.21

Net income for the fourth quarter 2005 includes a gain of approximately $1.2 million related to a renegotiation of leased property which was exited in 2001, an income tax benefit of $2.1 million primarily related to the reversal of a valuation allowance against deferred tax assets and a gain of $300,000 related to a discontinued operation from 1999. Net income for the second quarter 2005 includes a $1.5 million insurance reimbursement. Net income for the fourth quarter 2004 includes a charge for litigation settlement and related legal expenses of $3.4 million and a one-time gain of $7.2 million. Each quarter in 2004 includes non-cash interest expense of approximately $400,000 associated with a series of preferred stock that was redeemed in connection with Arbinet's December 2004 initial public offering. Net income for the third quarter 2004 includes a charge for litigation settlement of $0.9 million.

Schedule II
Valuation and Qualifying Accounts
Years Ended December 31, 2005, 2004 and 2003

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2005:				
Allowance for Doubtful Accounts	$899,902	$ 485,480	$ (557,920)	$827,462
Year ended December 31, 2004:				
Allowance for Doubtful Accounts	$357,274	$ 748,148	$ (205,520)	$899,902
Year ended December 31, 2003:				
Allowance for Doubtful Accounts	$298,021	$1,292,179	$(1,232,926)	$357,274

Management

J. Curt Hockemeier
President and Chief Executive Officer

John J. Roberts
Chief Financial Officer

Chi K. Eng, Esq.
General Counsel and Corporate Secretary

Steven Heap
Chief Technology Officer

Peter P. Sach
Chief Information Officer and Senior Vice President Operations

Robert A. Barbiere
Senior Vice President Strategy and Platform Development

J. Scott Blackwell
Senior Vice President Sales

Michael D. Lemberg
Vice President Corporate Development and Treasurer

Board of Directors

Anthony L. Craig
Retired President and Chief Executive Officer,
Safeguard Scientifics, Inc.

J. Curt Hockemeier
President and Chief Executive Officer, Arbinet-thexchange, Inc.

Robert C. Atkinson
Director of Policy Research at Columbia Institute for
Tele-Information

Michael J. Donahue
Former Group Executive Vice President and
Chief Operating Officer, BearingPoint, Inc.

Roger H. Moore
Retired Chief Executive Officer,
Illuminet Holdings, Inc.

Deborah D. Rieman, Ph.D.
Retired President and Chief Executive Officer,
Check Point Software Technologies, Inc.

Michael J. Ruane
Senior Vice President Finance and Chief Financial Officer,
SunGard Data Systems, Inc.

Shareholder Information

Corporate Headquarters
120 Albany Street
Tower II, Suite 450
New Brunswick, NJ 08901

1.732.509.9100
www.arbinet.com

Stock Listing
Exchange: NASDAQ
Ticker Symbol: ARBX

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1.908.325.9600
www.rtco.com

Independent Auditors
Ernst & Young LLP
5 Times Square
New York, New York 10036
1.212.773.3000
www.ey.com

Forward-looking Statements

This Annual Report contains forward-looking statements regarding anticipated future revenues, growth, capital expenditures, management's future expansion plans, expected product and service developments or enhancements. Such forward-looking statements may be identified by the use of the following words (among others): "believes," "expects," "may," "will," "plan," "should" or "anticipates," or comparable words and their negatives. These forward-looking statements are not guarantees but are subject to risks and uncertainties that could cause actual results to differ materially from the expectations contained in these statements, including risks associated with the Company's business, such as, for example, the Company's revenue growth; Members (in particular, significant trading Members) not trading on our exchange or utilizing our new and additional services (including data on thexchange℠ service, mobile on thexchange℠ service, DirectAxcess℠ service, PrivateExchange℠ service, VoIP Peering, and AssuredRouting℠ service); continued volatility in the volume and mix of trading activity (including the average call duration and the mix of geographic markets traded); our uncertain and long Member enrollment cycle; the failure to manage our credit risk; failure to manage our growth; pricing pressure competitive factors; system failures, human error and security breaches, which could cause the Company to lose Members and expose it to liability; future government regulation; and the Company's ability to obtain and enforce patent protection for our methods and technologies, as well as the risks set forth in the section entitled "Additional Factors That May Affect Future Results." Arbinet assumes no obligation to update any forward-looking statements contained in this Annual Report in the event of changing circumstances or otherwise, and such statements are current only as of the date they are made.

arbinet®

120 Albany Street
Tower II, Suite 450
New Brunswick, NJ 08901

1.732.509.9100

www.arbinet.com